Filed pursuant to Rule No. 424(b)(3)
File Number 333-123978

Prospectus Supplement No. 2
(to Prospectus dated April 28, 2005)

47,023,746 SHARES

Loudeye Corp.

COMMON STOCK

     This Prospectus Supplement No. 2 supplements information contained our prospectus dated April 28, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 47,023,746 shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors).

     You should read this Prospectus Supplement No. 2 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2005.

RECENT DEVELOPMENTS

     On May 10, 2005, Loudeye Corp. filed its quarterly report on Form 10-Q for the quarter ended March 31, 2005. The contents of the 10-Q are attached to this prospectus supplement no. 2 and are incorporated herein by reference.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q

(Mark One)

☑ Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2005

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number: 0-29583

Loudeye Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	91-1908833 (I.R.S. Employer Identification No.)

1130 Rainier Avenue South, Seattle, WA 98144
(Address of principal executive offices) (Zip Code)

206-832-4000
(Registrant’s telephone number, including area code)

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☑ No ☐

     Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☑ No ☐

     Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Common	112,137,084
(Class)	(Outstanding at May 6, 2005)

Loudeye Corp.

Form 10-Q Quarterly Report
As of and for the Quarter Ended March 31, 2005

2

PART I. FINANCIAL INFORMATION.

Item 1. Financial Statements.

LOUDEYE CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2005	2004
	(in thousands, except per share
	amounts)
ASSETS
Cash and cash equivalents	$22,091	$29,864
Marketable securities	11,318	9,016
Accounts receivable, net of allowances of $231 and $241 respectively	5,219	5,333
Prepaid expenses and other current assets	2,014	1,298
Restricted cash	744	—

Total current assets	41,386	45,511
Long-term marketable securities	621	2,288
Restricted cash	—	2,568
Property and equipment, net	5,926	5,661
Goodwill	44,621	43,549
Intangible assets, net	3,398	3,700
Other assets, net	288	431

Total assets	$96,240	$103,708

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$3,045	$4,012
Accrued compensation and benefits	1,066	929
Accrued and other liabilities	6,629	4,966
Accrued special charges	—	403
Accrued acquisition consideration	2,476	15,924
Deposits and deferred revenue	5,320	4,353
Current portion of long-term debt and capital lease obligations	1,093	1,135

Total current liabilities	19,629	31,722
Deposits and deferred revenue, net of current portion	1,194	1,343
Common stock payable related to acquisition	2,233	3,193
Long-term debt and capital lease obligations, net of current portion	750	1,000

Total liabilities	23,806	37,258
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 5,000 shares authorized, none outstanding	—	—
Common stock, warrants and additional paid-in capital; for common stock $0.001 par value, 150,000 shares authorized; 108,526 shares issued and outstanding in 2005, 99,021 issued and outstanding in 2004	288,469	273,958
Deferred stock compensation	(97)	(111)
Accumulated deficit	(216,736)	(209,284)
Accumulated other comprehensive income	798	1,887

Total stockholders’ equity	72,434	66,450

Total liabilities and stockholders’ equity	$96,240	$103,708

See notes to unaudited condensed consolidated financial statements

LOUDEYE CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarters Ended
	March 31,
	2005	2004
	(in thousands, except per share
	amounts)
REVENUE	$6,029	$1,991
COST OF REVENUE (1)	6,309	1,461

Gross profit (loss)	(280)	530
OPERATING EXPENSES:
Sales and marketing (1)	1,931	635
Research and development (1)	1,784	590
General and administrative (1)	3,637	1,960
Amortization of intangibles	100	105
Stock-based compensation (1)	57	122
Special charges (credits) — other	(43)	(50)

Total operating expenses	7,466	3,362
LOSS FROM OPERATIONS	(7,746)	(2,832)
OTHER INCOME (EXPENSE):
Interest income	208	79
Interest expense	(74)	(71)
Other income, net	160	3

Total other income	294	11

NET LOSS	$(7,452)	$(2,821)

Net loss per share — basic and diluted	$(0.07)	$(0.04)

Weighted average shares outstanding — basic and diluted	101,718	63,286

(1)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Quarters Ended
	March 31,
	2005	2004
Cost of revenue	$35	$19
Research and development	6	32
Sales and marketing	4	27
General and administrative	47	63

See notes to unaudited condensed consolidated financial statements

LOUDEYE CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock,
	Warrants and
	Additional Paid-in				Accumulated
	Capital		Deferred		Other	Total
			Stock-based	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Compensation	Deficit	Income	Equity
	(in thousands)
BALANCES, December 31, 2004	99,021	$273,958	$(111)	$(209,284)	$1,887	$66,450
Stock option exercises	2,504	1,599	—	—	—	1,599
Shares issued in payment of accrued acquisition consideration	7,001	12,859	—	—	—	12,859
Deferred stock-based compensation	—	26	(26)	—	—	—
Amortization of deferred stock-based compensation, net of cancellations	—	(5)	40	—	—	35
Stock-based compensation	—	32	—	—	—	32
Comprehensive loss:
Unrealized loss on marketable securities	—	—	—	—	(5)	(5)
Foreign currency translation adjustment	—	—	—	—	(1,084)	(1,084)
Net loss	—	—	—	(7,452)	—	(7,452)

Total comprehensive loss	—	—	—	—	—	(8,541)

BALANCES, March 31, 2005	108,526	$288,469	$(97)	$(216,736)	$798	$72,434

See notes to unaudited condensed consolidated financial statements

LOUDEYE CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarters Ended
	March 31,
	2005	2004
	(in thousands)
OPERATING ACTIVITIES
Net loss	$(7,452)	$(2,821)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	980	481
Special charges (credits) and other non cash items	(10)	(3)
Stock-based compensation	92	141
Loss on disposal of equipment	90	—
Foreign currency transaction gain	(207)	—
Changes in operating assets and liabilities, net of amounts acquired in purchases of businesses:
Accounts receivable	51	278
Prepaid expenses and other assets	(595)	(170)
Accounts payable	(926)	(87)
Accrued compensation and benefits and other accrued expenses	1,119	(16)
Accrued special charges	(360)	(1,099)
Deposits and deferred revenue	952	44
Assets and liabilities held for sale	—	42

Net cash used in operating activities	(6,266)	(3,210)

INVESTING ACTIVITIES
Purchases of property and equipment	(375)	(1,813)
Purchases of intangibles	(22)	—
Payments of accrued acquisition consideration	(2,524)	—
Restricted cash	1,563	—
Purchases of marketable securities	(750)	(8,096)
Sales of marketable securities	450	3,460

Net cash used in investing activities	(1,658)	(6,449)

FINANCING ACTIVITIES
Proceeds from sale of stock and exercise of stock options and warrants	639	133
Proceeds from private equity financing, net	—	18,996
Principal payments on debt, line of credit and capital lease obligations	(292)	(1,602)

Net cash provided by financing activities	347	17,527

Effect of foreign currency translation on cash	(196)	—

Net increase (decrease) in cash and cash equivalents	(7,773)	7,868
Cash and cash equivalents, beginning of period	29,864	12,480

Cash and cash equivalents, end of period	$22,091	$20,348

See notes to unaudited condensed consolidated financial statements

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

1. Description of Business

     Loudeye is a worldwide leader in business-to-business digital media services that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Loudeye’s services enable its customers to outsource the management and distribution of audio and video digital media content over the Internet and other electronic networks. Loudeye’s proprietary consumer-facing e-commerce services, combined with our technical infrastructure and back-end solutions, comprise an end-to-end service offering, from digital media content services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital music services, wireless music services, and streaming Internet radio and music sample services. Loudeye’s outsourced solutions can decrease time-to-market while reducing the complexity and cost of digital asset management and distribution compared with internally developed alternatives, and they enable Loudeye’s customers to provide branded digital media service offerings to their users while supporting a variety of digital media technologies and consumer business models.

2. Summary of Significant Accounting Policies

Accounting Principles

     The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Consolidation

     The consolidated financial statements include the accounts of Loudeye Corp. and its wholly owned domestic and foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Loudeye has included the results of operations of acquired entities from the dates of acquisition (see Note 3).

Unaudited Interim Financial Information

     The interim condensed consolidated financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2004, included in Loudeye’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2005. The interim financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for interim periods.

     During the preparation of our financial statements for the year ended December 31, 2004, we revised our classification with regard to amortization of acquired technology and capitalized software costs totaling approximately $35,000 for the quarter ended March 31, 2004 from operating expenses — amortization of intangibles to cost of revenue in the current presentation as we determined that these expenses were more appropriately classified as cost of revenue in accordance with FAS 86 and related accounting literature. This revision of classification had no impact on net loss, stockholders’ equity or cash flows as previously reported.

     The unaudited results of operations for the quarters ended March 31, 2005 and 2004 are not necessarily indicative of the results to be expected for the full years.

Cash, Cash Equivalents and Marketable Securities

     Loudeye considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of demand deposits and money market accounts maintained with financial institutions and certain other investment grade instruments, which at times exceed federally insured limits. Loudeye has not experienced any losses on its cash and cash equivalents.

     The following table summarizes the composition of Loudeye’s cash, cash equivalents, and available-for-sale marketable securities at March 31, 2005 and December 31, 2004 (in thousands):

	March 31,	December 31,
	2005	2004
Cash and cash equivalents:
Cash	$5,649	$6,607
Money market mutual funds	16,442	23,257

Total cash and cash equivalents	22,091	29,864

Marketable securities:
Corporate notes & bonds	7,009	5,738
Commercial paper & CDs	1,560	1,289
U.S. Government agency securities	2,749	1,989

Total marketable securities	11,318	9,016

Long-term marketable securities:
Corporate notes & bonds	$621	$2,288

Total long-term marketable securities	621	2,288

Total cash, cash equivalents and marketable securities	$34,030	$41,168

     The fair value of the available-for-sale marketable securities by contractual maturity at March 31, 2005 is as follows:

Fair Value
Within one year	$11,318
One to two years	621

Total marketable securities	$11,939

     Loudeye has classified as available-for-sale all marketable debt and equity securities for which there is a determinable fair market value and no restrictions on Loudeye’s ability to sell within the next 24 months. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense). Loudeye has classified securities with a remaining contractual maturity of greater than one year as long term marketable securities. All securities have a remaining contractual maturity of two years or less. The cost basis for determining realized gains and losses on available-for-sale securities is determined on the specific identification method.

     The gross unrealized gains or losses on available-for-sale securities at March 31, 2005 and December 31, 2004 and the gross realized gains or losses on the sale of available-for-sale securities for the quarters ended March 31, 2005 and 2004 were immaterial and are therefore not shown. Loudeye has concluded that unrealized losses are temporary due to Loudeye’s ability to realize its investments at maturity.

Restricted Cash

     At March 31, 2005, restricted cash represents approximately $744,000 of cash equivalents pledged as collateral in connection with certain short-term capital lease obligations and amounts held in escrow by Loudeye under the terms of the OD2 transaction through December 2005. Accordingly, the restricted cash has been classified as short-term in the accompanying unaudited condensed consolidated balance sheets.

Accounts Receivable

     Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents Loudeye’s best estimate of the amount of probable credit losses in Loudeye’s existing accounts receivable. Loudeye performs a periodic analysis to determine the appropriate allowance for doubtful accounts. This analysis includes various analytical procedures and a review of factors within the context of the overall economic environment including individual review of past due balances over 90 days and greater than a specified amount, Loudeye’s history of collections. Account balances are charged off against the allowance after the potential for recovery is considered remote.

Goodwill

     Loudeye accounts for goodwill in accordance with Statement of Financial Accounting Standards No. (FAS) 142, “Goodwill and Other Intangible Assets” (FAS 142). Under FAS 142, goodwill deemed to have indefinite life is not amortized, but is subject to, at a minimum, annual impairment tests. Loudeye assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Factors Loudeye considers important which could trigger an impairment review include the following:

•	poor economic performance relative to historical or projected future operating results;

•	significant negative industry, economic or company specific trends;

•	changes in the manner of our use of the assets or the plans for our business;

•	market price of our common stock; or

•	loss of key personnel

     Goodwill represents the excess of cost over the estimated fair value of net assets acquired, primarily from Loudeye’s acquisition of Overpeer, Inc. in March 2004 and of On Demand Distribution Limited (“OD2”) in June 2004, which in accordance with FAS 142, is not being amortized. Also in accordance with FAS 142, Loudeye tests goodwill for impairment at the reporting unit level on an annual basis or as determined necessary. FAS 142 requires a two-step goodwill impairment test whereby the first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the test is not performed. The second step of the impairment test is performed when required and compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Based on the annual goodwill test for impairment that Loudeye performed during the year ended December 31, 2004, Loudeye determined that there was no impairment of goodwill.

Impairment of Long-Lived Assets

     Long lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Fair Value of Financial Instruments and Concentrations of Credit Risk

     Financial instruments that potentially subject Loudeye to concentrations of credit risk consist of cash and cash equivalents, marketable securities, restricted cash, accounts receivable, accounts payable, accrued liabilities and debt and capital lease obligations. The fair values of these financial instruments approximate their carrying value based on their liquidity or short-term nature. The carrying value of Loudeye’s long-term obligations approximate fair value due to the variable nature of the interest.

     Loudeye is exposed to credit risk due to its extension of credit to its customers. Loudeye’s customer base is dispersed across different geographic areas throughout North America and Europe and consists of customers in numerous industries. Loudeye performs initial and ongoing evaluations of its customers’ financial condition and generally extends credit on open account, requiring deposits or collateral as deemed necessary. At March 31, 2005, one customer accounted for approximately 12% of accounts receivable.

     During the quarter ended March 31, 2005, no customers accounted for 10% or more of Loudeye’s revenue. During the quarter ended March 31, 2004, one customer accounted for approximately 11% of Loudeye’s revenue.

Revenue Recognition

     Substantially all of Loudeye’s revenue is derived from Loudeye’s digital media service offerings including digital media store services (which include music store services), encoding services, content protection services, samples services, Internet radio services, and live and on-demand webcasting services.

     Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be realized within the next twelve months is classified as current.

     Loudeye’s basis for revenue recognition is substantially governed by Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 101, as superseded by SAB 104, “Revenue Recognition,” the FASB’s Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), and in very limited cases as it relates to sales of software products Statement of Position No. 97-2, “Software Revenue Recognition,” as amended by Statement of Position No. 98-4, 98-9, and related interpretations and Technical Practice Aids (SOP 97-2).

     Determining Separate Elements and Allocating Value to Those Elements. If sufficient evidence of the fair values of the delivered and undelivered elements of an arrangement does not exist, revenue is deferred using revenue recognition principles applicable to the entire arrangement as if it were a single element arrangement under EITF 00-21 and is recognized on a straight-line basis over the term of the contract. For arrangements with multiple deliverables which are determined to have separate units of accounting, revenue is recognized upon the delivery of the separate units in accordance with EITF No. 00-21. Consideration from multiple element arrangements is allocated among the separate elements based on their relative fair values. In the event that there is no objective and reliable evidence of fair value for the delivered item, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

     In the limited circumstances where Loudeye sells software products, Loudeye recognizes revenue associated with the license of software in accordance with SOP 97-2. Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple services, Loudeye allocates the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     Some of Loudeye’s arrangements may include consulting services sold separately under professional services contracts. Professional services arrangements are billed on a time and materials basis and accordingly, revenue is recognized as the services are performed.

     Digital media store services revenue. Digital media store services, including music store services, are Loudeye’s newest service offerings and grew significantly following Loudeye’s acquisition of OD2 in June 2004. Loudeye charges its digital media store customers fixed platform fees, which generally consist of enabling and hosting the service and maintenance of the service’s overall functionality during the term of the customer contract. Platform services may include fees related to integration to a customer’s website, wireless sites, inventory, account management, and commerce and billing systems. Additionally, platform fees associated with Loudeye’s digital media store services include digital rights management, editorial services, usage reporting, and digital content royalty settlement. Loudeye charges platform fees to its customers in a variety of manners, including initial set-up fees, monthly only fees, or a combination of initial set-up and monthly fees. In addition, Loudeye provides a number of transactional services, including cover art and metadata publishing, rich media ring tunes (for wireless applications) delivery, and varied commerce and content consumption alternatives for digital media content, including permanent download.

     Loudeye follows the guidance in EITF 00-21 for purposes of allocating the total consideration in its digital media store services arrangements to the individual deliverables. Loudeye evaluates whether each of the elements in these arrangements represents a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s) and (iii) there is a general right of return relative to the delivered item(s), in which case performance of the undelivered item(s) is considered probable and substantially in Loudeye’s control.

     If Loudeye determines a given agreement involves separate units of accounting, Loudeye allocates the arrangement consideration to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately. Assuming all other criteria are met (i.e., evidence of an arrangement exists, collectibility is probable, and fees are fixed or determinable), revenue is recognized as follows:

•	Platform fees are recognized ratably over the term of the contract.

•	Revenue from permanent download is recognized at the time the content is delivered, digitally, to the consumer.

•	Revenue from pay-as-you-go and subscription services is deferred and then recognized as tracks are downloaded by the consumer or as credits expire, whichever occurs earlier.

     If evidence of fair value cannot be established for the undelivered elements of an agreement, the revenue from the arrangement is recognized ratably over the period that these elements are delivered or, if appropriate, under the percentage of completion method based on the ratio of direct labor hours incurred to date to total projected labor hours.

     Encoding services revenue. Encoding services consist of (i) processing and conversion of digital content into different digital formats pursuant to customers’ specifications via Loudeye’s proprietary encoding and transcoding systems and (ii) the delivery of such processed content to the customer. The encoded content is either delivered electronically to a file transfer protocol (FTP) site that our customers access via a previously provided password or Loudeye physically ships the content to its customers. In accordance with SAB 104, Loudeye recognizes revenue when persuasive evidence of an arrangement exists and the service has been rendered, provided the fee is fixed or determinable and collection is deemed probable. Loudeye evaluates each of these criteria as follows:

•	Evidence of an arrangement: Loudeye considers a non-cancelable agreement signed by Loudeye and the customer to be evidence of an arrangement.

•	Services have been rendered: Loudeye considers this criteria to be satisfied when the content has been delivered.

•	Fixed or determinable fee: Loudeye assesses whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Loudeye considers these criteria to be satisfied when the payment terms associated with the transaction are within Loudeye’s normal payment terms. If a significant portion of a fee is due after the date that fees would customarily be due under Loudeye’s normal payment terms, Loudeye considers the fee to not be fixed and determinable, and in such cases, Loudeye would defer revenue and recognize it when the fees become due and payable.

•	Collection is deemed probable: Loudeye initially assesses the probability of collection to determine whether this criterion is satisfied based on a number of factors, including past transaction history with the customer and the current financial condition of the customer. If Loudeye determines that collection of a fee is not reasonably assured, Loudeye defers revenue until the time collection becomes reasonably assured, which is generally upon the receipt of cash.

     Content protection services revenue. Content protection services consist primarily of anti-piracy, data mining and content promotion solutions related to peer-to-peer file sharing networks. Customer billings for content protection services are generally based on a fixed monthly fee, but may also contain a volume-based component and, for content promotion services, a fee based on monthly customer sales volume. Under the provisions of SAB 104 and EITF 00-21, Loudeye recognizes revenue in the period in which the services are provided.

     Samples services revenue. Samples services are provided to customers using Loudeye’s proprietary streaming media software, tools, and processes. Music samples are streamed files containing selected portions, or samples, of a full music track and are typically 30 to 60 seconds in length. Customer billings are based on the volume of data streamed at rates agreed upon in the customer contract, and may be subject to a nonrefundable monthly minimum fee. Under the provisions of SAB 104 and EITF 00-21, Loudeye recognizes revenue in the period in which the samples are delivered.

     Internet radio and video services revenue. Internet radio and video services are provided to customers using Loudeye’s proprietary media software, tools and processes. Internet radio and video services can consist of the rebroadcast over the Internet of a customer’s over-the-air radio programming. Services provided may also include play list selection and programming services for online radio channels and may include related video content, such as music videos. Under the provisions of SAB 104 and EITF 00-21, revenue from the sale of Internet radio and video services is recognized on a monthly basis as the services are provided and customers are typically billed monthly in arrears.

     Webcasting services revenue. Webcasting services are provided to customers using Loudeye’s proprietary streaming media software, tools and processes. Services for live webcast events and services for on-demand webcasting services are generally sold separately. For live webcasting events, Loudeye charges a fixed fee. On demand webcasting service fees are based on a contract with either set monthly minimum fees which entitle the customer to a monthly volume of stored and streamed data that is specified in the contract or a contract with charges based upon actual monthly volume of stored and streamed data with no monthly minimum fees. Additional fees are required to be paid under the contract if the volume of data streamed in a particular month exceeds the specified monthly volume threshold, and the per unit charges for the additional volume approximate the per unit charges for the minimum volumes. Any unused volume of streamed or stored data expires at each month end.

     Because Loudeye separately sells services for live webcast events and services for on-demand webcasting, Loudeye has verifiable and objective evidence of the fair value for both the live and on-demand services. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, Loudeye recognizes revenue for live webcasting and on-demand webcasting services which are not subject to monthly minimums in the period in which the webcast event, data storage or data streaming occurs. Revenue for on-demand webcasting services subject to monthly minimums is recognized monthly on a straight line basis over the contract period, based upon contracted monthly rates for the specified volume thresholds. Revenue for additional usage fees is recognized in the period that the additional usage occurs.

     Software license revenue. In the limited circumstances in which Loudeye sells software products, Loudeye recognizes revenue associated with the license of software in accordance with SOP 97-2. Revenue from software license sales accounted for less than 1% of Loudeye’s revenue in 2005 and 2004. Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple services, Loudeye allocates the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Elements included in multiple element arrangements consist of software, intellectual property, implementation services, maintenance and consulting services. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Software Development Costs

     Research and development costs associated with software development consist primarily of salaries, wages and benefits for development personnel and are generally charged to expense until technological feasibility has been established for the services. Once technological feasibility has been established, all software costs are capitalized until the services are available for general release to customers. Capitalized costs are then amortized on a straight-line basis over the term of the applicable contract, or based on the ratio of current revenue to total projected service revenue, whichever is greater. Technology acquired in business combinations is recorded in intangible assets and purchased software is recorded in property, plant and equipment.

Stock-Based Compensation

     Loudeye accounts for stock-based employee compensation plans by applying the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations including Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25” (FIN 44). Under this method, compensation expense is recorded based on the difference between the exercise price of employee stock options granted and the fair value of Loudeye’s common stock at the date of grant. Deferred compensation, if any, is amortized over the vesting period of the related options, which is three to four years.

     Equity instruments issued to non-employees are accounted for in accordance with the provisions of FAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and EITF Issue No. 96-18, “Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services” (EITF 96-18), and related interpretations.

     The following table illustrates the effect on net loss and net loss per share if Loudeye had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation awards (in thousands except per share amounts):

	Quarters Ended
	March 31,
	2005	2004
Net loss, as reported	$(7,452)	$(2,821)
Add: stock-based employee compensation expense under APB 25 included in reported net loss	21	127
Deduct: total stock-based employee compensation expense determined under fair value method for all awards	(1,063)	(442)

Pro forma net loss	$(8,494)	$(3,136)

Net loss per share:
Basic and diluted — as reported	$(0.07)	$(0.04)
Basic and diluted — pro forma	$(0.08)	$(0.05)

     To determine compensation expense under FAS 123, Loudeye used the following assumptions:

	2005	2004
Risk-free interest rates	2.92-3.93%	2.68-5.71%
Expected lives	3 years	3 years
Expected dividend yields	0%	0%
Expected volatility	75-120%	115-120%

Comprehensive Loss

     Comprehensive loss is comprised of net loss, foreign currency translation adjustments and net unrealized gains (losses) on available-for-sale marketable securities and is presented in the accompanying unaudited condensed consolidated statement of stockholders’ equity. For the quarter ended March 31, 2005, comprehensive loss was approximately $8.5 million, and was comprised of an unrealized loss on marketable securities totaling approximately $5,000 and foreign currency translation adjustment of approximately $1.1 million and a net loss of approximately $7.5 million. For the quarter ended March 31, 2004, comprehensive loss was approximately $2.8 million, and was comprised of an unrealized loss on marketable securities totaling approximately $40,000 and a net loss of approximately $2.8 million.

Foreign Currencies

     Loudeye considers the functional currency of its foreign subsidiaries to be the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange. The net gain or loss resulting from translation is shown as foreign currency translation adjustment and included in accumulated other comprehensive income (loss) in stockholders’ equity. Gains and losses from foreign currency transactions, which were a net gain of approximately $207,000 during the quarter ended March 31, 2005, are included in the unaudited condensed consolidated statements of operations. There were no significant gains or losses on foreign currency transactions during the quarter ended March 31, 2004.

Segments

     Loudeye has adopted FAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its services, geographic areas and major customers. Loudeye’s chief operating decision maker is considered to be its Chief Executive officer and staff, or Senior Leadership Team (SLT). During 2004, the SLT reviewed discrete financial information regarding profitability of Loudeye’s digital media services and media restoration services, and therefore in 2004 Loudeye reported those as operating segments as defined by FAS No. 131. In January 2004, Loudeye transferred substantially all of the assets of its media restoration services subsidiary, VidiPax, Inc., or VidiPax, to a company controlled by VidiPax’s general manager. In May 2004, Loudeye completed the sale of this media restoration services business. While Loudeye will have ongoing rights to co-market and resell media restoration services for two years after the sale, media restoration services did not represent a significant portion of our revenue in 2005, nor does the Company expect it to represent a significant portion of our revenue in the future. Management has determined that during the quarter ended March 31, 2005, Loudeye operated in only one segment, digital media services. Media restoration services have been reclassified to a component of digital media services in all prior periods presented.

Recent Accounting Pronouncements

     In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment”, that amends FASB Statements No. 123 and 95, and supersedes APB 25. This statement requires a company to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options, based on the grant-date fair value of the award and to recognize such cost over the requisite period during which an employee provides service. The grant-date fair value will be determined using option-pricing models adjusted for unique characteristics of the equity instruments. The statement also addresses the accounting for transactions in which a company incurs liabilities in exchange for goods or services that are based on the fair value of the Company’s equity instruments or that may be settled through the issuance of such equity instruments. The statement does not change the accounting for transactions in which a company issues equity instruments for services to non-employees or the accounting for employee stock ownership plans. This statement is effective beginning in the first quarter of 2006. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. See “Stock-Based Compensation” for the pro forma net loss and net loss per share amounts, for the quarters ended March 31, 2005 and 2004 as if Loudeye had applied the fair value recognition provisions of FAS 123 to measure compensation expense for employee stock incentive awards. Although Loudeye has not yet determined whether the adoption of FAS 123R will result in amounts that are similar to the current pro forma disclosures under FAS 123, Loudeye is evaluating the requirements under FAS 123R and expects the adoption to have a material impact on the consolidated statements of operations and comprehensive loss and net loss per share.

     In December 2004, the FASB issued Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (FAS 109-2). The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision, and was effective immediately upon issuance. As Loudeye does not currently have any foreign earnings, Loudeye does not believe that the adoption of FAS 109-2 will have a significant effect on its consolidated financial statements.

3. Acquisitions

On Demand Distribution Limited

     In 2004, Loudeye acquired all of the outstanding shares of On Demand Distribution Limited (“OD2”), a privately held digital music provider based in Europe, in exchange for $1.9 million of cash payments for liabilities assumed and an aggregate of 11,060,261 shares issued through December 31, 2004, excluding 2,315,776 shares which are issued but held in escrow by Loudeye pursuant to the terms of the OD2 transaction, and options to acquire 2,212,302 additional shares of our common stock. In January 2005, Loudeye issued an additional 3,974,206 shares of its common stock to former OD2 shareholders, excluding 693,402 shares held in escrow.

     Under the original terms of the OD2 transaction, certain former OD2 shareholders were eligible to receive additional guaranteed deferred consideration payments totaling £3.2 million through November 30, 2005, excluding amounts to be held in escrow by Loudeye pursuant to the terms of the OD2 transaction, payable in cash, or at Loudeye’s election in Loudeye Corp.’s common stock. In addition to the guaranteed deferred consideration payments, Loudeye was obligated to pay additional contingent consideration of up to £10.0 million if OD2 achieved certain financial performance targets during the period through November 30, 2006. Such amounts are not included in the aggregate purchase price until earned. Of this contingent consideration, Loudeye had accrued approximately £1.1 million, net of amounts to be held in escrow, in Loudeye’s consolidated financial statements as of December 31, 2004, based on management’s assessment that the outcome of the contingency was determinable beyond a reasonable doubt.

     In March 2005, Loudeye completed a restructuring of remaining deferred and contingent payment obligations under the terms of the OD2 Acquisition Amendment Agreement as follows:

•	In March 2005, Loudeye issued 3,026,405 shares (valued at approximately $5.2 million) as settlement for the remaining deferred consideration obligations of approximately £3.2 million (or approximately $6.0 million based on March 31, 2005 exchange rates). This amount excludes 528,014 shares issued but held in escrow. The value assigned to the stock issued in March was $1.73 per share based on the average closing price of Loudeye’s common stock for the five days beginning two days prior to and ending two days after February 28, 2005 (the date the terms of the OD2 Acquisition Amendment Agreement were announced).

•	Loudeye paid $2.5 million in March and is obligated to pay an additional £1.3 million (or approximately $2.5 million based on March 31, 2005 exchange rates) in cash in full satisfaction of the maximum potential contingent payment obligations of up to £10.0 million (or approximately $18.8 million based on March 31, 2005 exchange rates). This amount excludes £465,000 (approximately $874,000 based on March 31, 2005 exchange rates) to be held in escrow.

This restructuring was agreed to by all of the former OD2 shareholders entitled to receive additional deferred and contingent payment consideration and it satisfies in full those obligations.

     Of the 2,212,302 options, assumed in the transaction, options to purchase 672,064 shares of Loudeye’s common stock had been exercised as of March 31, 2005. Loudeye expects to issue up to 1,540,238 additional shares of its common stock, representing shares to be issued to OD2 option holders issuable upon exercise of the remaining OD2 options assumed by Loudeye.

     Certain of OD2’s principal shareholders agreed to have an aggregate of 15% of the total consideration payable in the transaction held in escrow by Loudeye for 18 months to satisfy claims Loudeye may have with respect to breaches of representations, warranties and covenants and indemnification claims. As of March 31, 2005, Loudeye had issued and placed in escrow 3,537,191 shares of its common stock issued in the names of 17 former OD2 shareholders along with £233,000, or approximately $438,000 based on March 31, 2005 exchange rates.

Overpeer, Inc.

     In 2004, Loudeye completed the acquisition of Overpeer, Inc. (“Overpeer”), a privately held company based in New York. Pursuant to the Agreement and Plan of Merger and Reorganization (“Merger Agreement”), among Loudeye, Privateer Acquisition Corp., a wholly owned subsidiary of Loudeye, Overpeer and certain of Overpeer’s stockholders. Privateer Acquisition Corp. was merged with and into Overpeer, with Overpeer continuing as the surviving company and a wholly-owned subsidiary of Loudeye (the “Merger”). As a result of the Merger, all of the outstanding capital stock of Overpeer was exchanged for a total of 1,752,772 shares of Loudeye’s common stock. The number of shares issued in the Merger was calculated by dividing $4.0 million by the volume weighted average closing share price of Loudeye’s common stock on each of the thirty consecutive trading days preceding the closing of the Merger, or $2.2821 per share. Of the shares issued in the Merger, 262,916 will be held in escrow for one year and will be available during that time to satisfy indemnity claims under the Merger Agreement. In January 2005, one of the former Overpeer stockholders substituted $425,004 in cash for 186,234 of the shares held in escrow, resulting in a remaining escrow balance of $425,004 in cash and 76,682 shares of common stock. In February 2005, Loudeye delivered notice to the escrow agent and representative of the former Overpeer stockholders of claims for breach of representations and warranties under the merger agreement. As a result, the escrow cash and shares will remain in escrow until Loudeye and the representative of the former Overpeer stockholders resolve the claims against escrow in accordance with the terms of the escrow agreement.

4. Special Charges (Credits)

     Special charges (credits) for the quarter ended March 31, 2005 and 2004 were net credits of $43,000 and $50,000, respectively, which represent the difference between the amounts recorded in accrued special charges and the final settlement amounts of the underlying liabilities, and were reflected as net credits to special charges during the quarters ended March 31, 2005 and 2004 in the accompanying unaudited condensed consolidated statements of operations.

     The following table reflects the activity in accrued special charges for the quarter ended March 31, 2005 (in thousands):

Facilities-related
Charges (credits)
Balance, December 31, 2004	$403
Additional accruals	—
Payments	(360)
Adjustments	(43)

Balance, March 31, 2005	$—

In January 2005, Loudeye paid $360,000 of the $403,000 then remaining accrued special charge balance, as a final payment related to Loudeye’s former facility at 414 Olive Way, Seattle, Washington.

5. Net Loss Per Share

     Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the calculation if their effect is antidilutive, which is the case for all periods presented. Loudeye has excluded the following numbers of shares using this method (in thousands):

	Quarters ended
	March 31,
	2005	2004
Options outstanding under Loudeye stock option plans	13,593	7,419
OD2 options assumed	1,540	—
Warrants outstanding	5,952	1,041

Shares excluded	21,085	8,460

6. Long-Term Debt

     In March 2005, Loudeye entered into an Amended and Restated Loan and Security Agreement (the “Amended Term Loan”) with Silicon Valley Bank (“SVB”). The Amended Term Loan amends and restates Loudeye’s December 31, 2003 loan and security agreement with SVB (the “Original Loan Agreement”). There are three primary components of the Amended Term Loan as follows:

·	A term loan in the amount of $3.0 million, with a balance as of March 31, 2005, of approximately $1.8 million. The term loan bears interest at an annual rate of 0.5% above the prime interest rate (which rate was previously 1.25% above the prime interest rate under the terms of the December 31, 2003 loan and security agreement). Payments of principal and interest total $83,333 per month for 36 months from December 31, 2003. Once repaid, the term loan may not be reborrowed.

·	A new equipment term loan facility in the amount of $2.5 million, with a balance as of March 31, 2005, of zero. The equipment loan facility is available on or before October 31, 2005, in minimum draw amounts of $250,000. The equipment loan bears interest at an annual rate of 0.5% above the prime interest rate. Any advances drawn on the equipment loan facility will be payable monthly over 36 months.

·	A new guidance line facility in the amount of $1.5 million, which is available through March 29, 2006, with a balance as of March 31, 2005, of approximately $263,000.

Borrowings under the Amended Term Loan are collateralized by substantially all of Loudeye’s assets. In addition, the Amended Term Loan restricts, among other things, Loudeye’s borrowings, dividend payments, stock repurchases, and sales or transfers of ownership or control, and contains certain other restrictive covenants that require Loudeye to maintain a certain quick ratio and tangible net worth, as defined in the Amended Term Loan.

     Loudeye was notified by SVB on October 7, 2004 that it was not in compliance with two restrictive financial covenants under the Original Loan Agreement that require Loudeye to maintain a certain quick ratio and a minimum tangible net worth, each as defined in the loan agreement. Loudeye subsequently established a certificate of deposit in the amount of approximately $2.2 million, which was equal to the then outstanding loan balance. As a result, Loudeye was notified by SVB on October 11, 2004 that it had cured the default within the cure period. Restricted cash of $2.0 million was reflected on Loudeye’s December 31, 2004 balance sheet related to the certificate of deposit. As of March 31, 2005, Loudeye was in compliance with covenants under the Amended Term Loan, and as a result the restricted cash held as collateral at December 31, 2004 was released.

7. Contingencies

Royalty Obligations

     Loudeye has entered into various agreements that allow for incorporation of licensed or copyrighted material into its services. Under these agreements, Loudeye is required to make royalty payments to the music companies and other various rights holders. Some of these agreements require quarterly or annual minimum payments which are not recoupable based upon actual usage. Other royalty agreements require royalty payments based upon a percentage of revenue earned from the licensed service. Royalty costs incurred under these agreements are recognized over the periods that the related revenue is recognized and are included in cost of revenue. These amounts totaled approximately $3.3 million and $102,000 for the quarters ended March 31, 2005 and 2004.

Legal Proceedings

     On September 10, 2004, Loudeye was served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, its Overpeer subsidiary, Marc Morgenstern, one of Loudeye’s executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by Loudeye’s Overpeer subsidiary infringe the patents in question. The complaint does not state a specific damage amount. On November 17, 2004, the court dismissed the complaint against Mr. Morgenstern with prejudice and dismissed the complaint against Loudeye and Overpeer. The plaintiffs filed an amended complaint on November 24, 2004 against Loudeye, Overpeer and other entity defendants. Loudeye and Overpeer filed motions to dismiss this amended complaint which the court denied on January 21, 2005. Loudeye intends to file a motion for summary judgment and to otherwise defend itself vigorously against the allegations contained in the amended complaint. Discovery in this matter commenced in January 2005. At present, Loudeye cannot assess the probability of an unfavorable outcome or the magnitude of any such outcome.

     In February 2003, Loudeye entered into an agreement with Regent Pacific Management Corporation pursuant to which Regent Pacific would provide management services. The agreement was for a term of 26 weeks, with an option to renegotiate certain terms of the agreement after 13 weeks, and was terminable by either party under certain circumstances. Under the agreement, Loudeye paid certain cash fees to Regent Pacific. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of Loudeye common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. In March 2003, Regent Pacific resigned from the engagement. In July 2003, Regent Pacific filed suit against Loudeye in the Superior Court of California in San Francisco County for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to them under the contract. Loudeye answered the complaint in September 2003 denying all allegations and asserting counterclaims. In March 2004, the court granted Loudeye’s motion to transfer the case to the United States District Court for the Western District of Washington. Discovery in this case is ongoing, with depositions scheduled for May and June 2005. Loudeye intends to defend vigorously this action and to pursue vigorously its counterclaims. Loudeye does not consider the likelihood of loss to be probable and the amount of loss, if any, is not estimable at this time.

     Between January 11 and December 6, 2001, class action complaints were filed in the United States District Court for the Southern District of New York. These actions were filed against 310 issuers (including Loudeye), 55 underwriters and numerous individuals including certain of Loudeye’s former officers and directors. The various complaints were filed purportedly on behalf of a class of persons who purchased Loudeye’s common stock during the time period between March 15 and December 6, 2000. The complaints allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934, primarily based on allegations that Loudeye’s underwriters received undisclosed compensation in connection with our initial public offering and that the underwriters entered into undisclosed arrangements with some investors that were designed to distort and/or inflate the market price for Loudeye’s common stock in the aftermarket. These actions were consolidated for pre-trial purposes. No specific amount of damages has been claimed. Loudeye and the individual defendants have demanded to be indemnified by underwriter defendants pursuant to the underwriting agreement entered into at the time of the initial public offering. Presently all claims against the former officers have been withdrawn without prejudice. The Court suggested that the parties select six test cases to determine class-action eligibility. Loudeye is not a party to any of the test cases.

     In March 2005, a proposed settlement initially structured in June 2003 among plaintiffs, issuer defendants, issuer officers and directors named as defendants, and issuers’ insurance companies, was approved by the Court. This proposed settlement provides, among other matters, that:

•	issuer defendants and related individual defendants will be released from the litigation without any liability other than certain expenses incurred to date in connection with the litigation;

•	issuer defendants’ insurers will guarantee $1.0 billion in recoveries by plaintiff class members;

•	issuer defendants will assign certain claims against underwriter defendants to the plaintiff class members; and

•	issuer defendants will have the opportunity to recover certain litigation-related expenses if plaintiffs recover more than $5.0 billion from underwriter defendants.

The final settlement terms as approved by the Court differ from the initial settlement proposal in that the settlement does not bar the defendant underwriters from bringing contractual indemnity claims against the issuer defendants, including Loudeye. Our board of directors approved the proposed settlement in August 2003 and approved the final settlement terms in March 2005. Management does not anticipate that we will be required to pay any amounts under this settlement; however, Loudeye can give no assurance that the underwriter defendants will not bring a claim for indemnification against us under the terms of the underwriting agreement relating to Loudeye’s initial public offering.

     Loudeye is involved from time to time in various other claims and lawsuits incidental to the ordinary course of our operations, including contract and lease disputes and complaints alleging employment discrimination. Loudeye believes that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon Loudeye’s business or financial condition, cash flows, or results of operations.

Other

     During February 2005, Loudeye entered into a twelve month agreement in the ordinary course of business with an internet service provider (ISP) in Europe, under which it will provide the ISP’s customers with promotional credits that may be redeemed for a range of digital media download services through February 2006. Loudeye will receive a fixed fee of €1.8 million (approximately $2.3 million based on March 31, 2005 exchange rates) under the agreement. Depending upon the volume of digital downloads provided to the ISP’s customers during the term of the agreement, Loudeye may experience gross margins associated with the agreement ranging from a profit of €1.8 million to a loss of €715,000 (approximately $923,000 based on March 31, 2005 exchange rates). If the number of credits redeemed during the twelve month term of the agreement does not reach certain minimum levels, the term may be extended for an additional twelve months. In addition, Loudeye expects to defer revenue under this agreement until the volume of digital downloads is reasonably determinable, which could result in deferral of all revenue under the agreement until February 2007. Further, because the transaction is denominated in Euros, and Loudeye currently does not hedge the arrangement, Loudeye could be subject to foreign currency gains or losses. As of the date of this filing, no losses had been incurred or estimated under this agreement.

8. Segment Information

     FAS No. 131 requires that companies report separately in the financial statements certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items and segment assets. The method for determining what information is reported is based on the way that management organizes the operating segments for making operational decisions and assessments of financial performance. During 2005, Loudeye operates in one business segment, digital media services. Members of Loudeye’s SLT review financial information presented on a consolidated basis, accompanied by disaggregated information about services for purposes of making decisions and assessing financial performance.

     For 2004, the SLT reviewed discrete financial information regarding profitability of Loudeye’s digital media services and media restoration services, and therefore in 2004 Loudeye reported those as operating segments as defined by FAS No. 131. In January 2004, Loudeye transferred substantially all of the assets of its media restoration services subsidiary, VidiPax, Inc., or VidiPax, to a company controlled by VidiPax’s general manager. In May 2004, Loudeye completed the sale of this media restoration services business. While Loudeye will have ongoing rights to co-market and resell media restoration services for two years after the sale, media restoration services did not represent a significant portion of Loudeye’s revenue in 2004 or 2005, nor does Loudeye expect it to represent a significant portion of our revenue in the future. Accordingly, in 2005, Loudeye reports one operating segment, digital media services. Media restoration services have been reclassified to a component of digital media services in all periods presented.

     In 2005, the majority of Loudeye’s revenue was derived from customers principally in Europe and in the United States of America. Loudeye’s international sales are attributable to Loudeye’s acquisition of OD2 in June 2004. The following table provides information about revenue by geographic region (in thousands):

	Quarters Ended
	March 31,
Revenue by Geographic Areas:	2005	2004
United States	$2,157	$1,991
Other countries, principally Europe	3,872	—

Total revenue	$6,029	$1,991

     Long-lived assets are comprised of property and equipment and intangible assets, net of related accumulated depreciation and amortization. The following table presents information about Loudeye’s long-lived assets by geographic location (in thousands):

	At	At
	March 31,	December 31,
Long-lived Assets:	2005	2004
United States	$5,835	$5,618
United Kingdom	3,460	3,723
Other countries	29	20

Total long-lived assets	$9,324	$9,361

     Revenue from external customers is as follows (in thousands):

	Quarters Ended
	March 31,
Revenue:	2005	2004
Digital media services
Digital media store services	$3,967	$103
Encoding services	545	339
Content protection services	859	155
Samples services	301	474
Internet radio and hosting services	146	374
Webcasting	211	367
Media restoration services	—	179

Total revenue	$6,029	$1,991

9. Subsequent Events

Nasdaq Listing Compliance

     On April 12, 2005, Loudeye’s board of directors appointed Jason S. Berman to fill a vacancy on Loudeye’s board of directors. Mr. Berman was appointed as a Class I director on Loudeye’s board of directors to serve for a term expiring at the annual meeting of Loudeye’s board of directors in 2007. Loudeye’s board of directors has determined that Mr. Berman meets the independence criteria established under rules of the Securities and Exchange Commission and The Nasdaq Stock Market. Mr. Berman also was appointed to the audit committee of Loudeye’s board of directors. As a result of Berman’s appointment as a director and as a member of Loudeye’s audit committee, Loudeye has regained compliance with The Nasdaq Stock Market’s independent director and audit committee requirements as set forth in Nasdaq Marketplace Rule 4350, which include that Loudeye’s board must consist of a majority of independent directors and Loudeye must have at least three independent directors on its audit committee.

Registration Statement Penalties

     In December 2004, Loudeye entered into a subscription agreement with a limited number of accredited investors pursuant to which Loudeye sold and issued to such investors 16,800,007 shares of Loudeye’s common stock, together with warrants to purchase 5,040,002 shares of common stock at an exercise price of $2.25 per share, for an aggregate purchase price of $25.2 million and net proceeds of $23.5 million. The warrants are not exercisable until six months after the December 23, 2004 closing date and are then exercisable until the fifth anniversary of the closing date. Loudeye also granted the investors a one year right to purchase 30% of any securities sold by Loudeye in future financings, subject to exceptions. Loudeye filed a registration statement in February 2005 covering the resale of the shares of common stock issued in this transaction and the shares of common stock underlying the warrants. This registration statement was declared effective by the SEC in April 2005. However, the registration statement was not filed and was not declared effective by the SEC within the time periods required under the subscription agreement, and as a result Loudeye is required to pay estimated liquidated damages of approximately $90,000.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

     The following discussion of our financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are made under the safe harbor provisions thereof. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimates,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “Loudeye believes,” “Loudeye intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this quarterly report, including those factors discussed in “Factors That May Affect Our Business, Future Operating Results and Financial Condition” beginning on page 31 of this quarterly report.

     Because the factors discussed in this quarterly report could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by us or on behalf of us, you should not place undue reliance on any such forward-looking statement. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     You should assume that the information appearing in this quarterly report is accurate only as of the date of this quarterly report. Our business, financial condition, results of operations and prospects may have changed since that date.

Overview

     The following management’s discussion and analysis is intended to provide information necessary to understand our unaudited condensed consolidated financial statements and highlight certain other information which, in the opinion of management, will enhance a reader’s understanding of our financial condition, changes in financial condition and results of operations. In particular, the discussion is intended to provide an analysis of significant trends and material changes in our financial position and operating results of our business during the quarter ended March 31, 2005 compared with the corresponding quarter in 2004. It is organized as follows:

•	The section entitled “Loudeye Background” describes our principal operational activities, summarizes significant trends and developments in our industry.

•	“Critical Accounting Policies and Estimates” discusses our most critical accounting policies.

•	“Recently Issued Accounting Policies” discusses new accounting standards regarding stock-based compensation which will require us to expense the value of stock option grants to employees and accounting and disclosure guidance for the foreign earnings repatriation provision within the American Jobs Creation Act of 2004.

•	“Consolidated Results of Operations” discusses the primary factors that are likely to contribute to significant variability of our results of operations from period to period and then provides a detailed narrative regarding significant changes in our results of operations for the quarter ended March 31, 2005 compared to the quarter ended March 31, 2004.

•	“Liquidity and Capital Resources” discusses our liquidity and cash flows, factors that may influence our future cash requirements and the status of certain contractual obligations, in particular with respect to the recent restructuring of our payment obligations to former OD2 shareholders in connection with our acquisition of OD2.

•	“Contractual Obligations” discusses our contractual obligations as of March 31, 2005.

•	“Off-Balance Sheet Arrangements” discusses certain indemnification and other obligations.

Loudeye Background

     We are a worldwide leader in business-to-business digital media services that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Our services enable our customers to outsource the management and distribution of audio and video digital media content over the Internet and other electronic networks. Our proprietary consumer-facing e-commerce services, combined with our technical infrastructure and back-end solutions, comprise an end-to-end service offering. This service offering ranges from digital media content services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital media store services, wireless music services, and streaming Internet radio and music sample services. Our outsourced solutions can decrease time-to-market for our customers while reducing the complexity and cost of digital asset management and distribution compared with internally developed alternatives, and they enable our customers to provide branded digital media service offerings to their users while supporting a variety of digital media technologies and consumer business models.

     In June 2004, we acquired On Demand Distribution Limited, or OD2, a leading digital music service provider in Europe, creating what we believe is the world’s largest business-to-business focused digital media services company. The acquisition expands our customer base to include customers in over 20 countries, including the U.S., major European countries, Australia and South Africa. Some of our combined customers include Amazon.com, Inc., America Online, Inc., Apple Computer, Inc., Belgacom Group, Cingular Wireless (formerly AT&T Wireless Services, Inc.), The Coca-Cola Company, EMI Recorded Music Holdings, France Telecom, Microsoft Corporation and MSN, Nokia Corporation, Siebel Systems, Inc., Sony BMG Music Entertainment Inc. and Sony Connect, Tiscali S.p.A. and Yahoo! Inc. The results of OD2’s operations are included in our unaudited condensed consolidated financial statements and related notes thereto since the date of acquisition and impact the comparability of 2005 results when compared to 2004.

The Loudeye Solution

     The use of the Internet and wireless networks as a medium for media distribution has continued to evolve and grow in recent years. Traditional media and entertainment companies, such as major record labels, have in recent years faced significant challenges associated with the digital distribution of music. These companies have now licensed the rights to some of their digital music content for distribution and sale online and on wireless networks on a subscription or individual track or album basis. Additionally, retailers and advertisers have expanded their use of digital content in the marketing and selling of their products and services. As such, traditional distribution channels for media have expanded as content owners have begun to license and distribute their content online and over wireless networks through new and existing retail channels, and consumers have begun to purchase and consume content using personal computers, mobile devices and other digital devices. In addition, traditional media formats have expanded to include a variety of digital technologies, rich media formats and digital rights management solutions.

     We developed our solutions to address the new methods of media distribution, promotion and content management that have emerged over recent years. Our digital media services enable digital distribution of media via the Internet, wireless networks and other emerging technologies. These services encompass a variety of related services and provide the primary components needed to address the management and delivery of digital media on behalf of our customers.

     The following is a description of our service offerings.

     We currently have three primary service offerings: digital media store services, digital media content services and content protection services. Our business model provides for a blend of higher margin revenue, generated by each of our service lines, and lower margin, yet scalable, revenue generated by the digital download and e-commerce of our digital media store services. A more detailed description of each of our major service offerings follows.

•	Digital media store services. Digital media store services include our end-to-end digital music store solution provided on a “white-labeled” basis to retailers and brands throughout the world. As a business-to-business provider, our services enable brands of varying types, including retailers and e-tailers, portals, ISPs, and mobile operators, to outsource all or part of their digital media retailing activities. By leveraging our proprietary technology and infrastructure, we provide our customers with a highly scalable consumer-facing digital media commerce and delivery solution. Our services include hosting, publishing and managing digital media content, and delivering such content to end consumers on behalf of our customers. Our services support private label user interfaces and customized templates, and can readily function across both internet and mobile delivery protocols. Our services are designed to have the look, feel and branding of the retailer’s existing commerce platform, and our services support integration to a customer’s website, wireless applications, inventory, account management, and commerce and billing systems. Additionally, our music store services provide digital rights management and licensing; usage reporting; digital content royalty settlement; customer support and publishing related services. Our services provide for the delivery of digital content in various forms, such as full-song download or streaming, and rich media ring tunes, for both internet and wireless based applications. We offer a variety of consumer usage and commerce alternatives for our customers. Our end-to-end solution provides fully-integrated payment functionality supporting multiple end consumer payment alternatives as well as support for multiple languages, offering multinational customers a worldwide solution. We expect to extend our store services offerings from our established base in music stores to other digital media, such as video, music video and games.

We derive revenue from our music store services through platform service fees and transaction related distribution or revenue sharing fees. Platform service fees represent charges in connection with enabling the service and maintaining its overall functionality during the term of the customer contract, including customer support, merchandising, publishing and other content management related services that we provide during the contract term. We also pay a fixed fee per transaction or percentage of our revenue generated from the sale of content to our retail customer’s end consumer, which provides for a scaleable revenue stream and enables us to share directly in the success of our customers’ music store services that we enable and manage.

As part of our end-to-end music store solutions, we have secured licenses and cultivated relationships with the four major recorded music companies and hundreds of independent record labels around the globe. Our rights portfolio currently available for inclusion in our music store solution encompasses licenses in over 20 countries and more than 1.3 million individual tracks available for sale by our customers to end consumers.

•	Digital media content services. Digital media content services include a suite of digital media services provided to both content owners and retailers. We generate the majority of our revenue in this area from fees for encoding and fulfillment services we perform for EMI Music and various independent label catalogs, and from our leading samples service. Within digital media content services, we provide a variety of back-end services to many of the digital music services that have launched in the last few years. Examples of these services include:

•	Digital media supply chain services. Our proprietary systems and technology enable the scalable archiving and retrieval of large libraries of digital media assets, or digital content. Digitized masters of the media assets are stored on our high-capacity storage array systems and accessed via our proprietary, automated, web-based access tools to search, deliver and manage such content. Such storage and access capabilities enable digital content to be processed and converted into different digital formats pursuant to our customers’ specifications via our proprietary encoding and transcoding systems. To transmit digital content over the Internet or other advanced digital distribution networks, the uncompressed, digitized content must be converted into compressed, network-compatible digital formats. Our encoding services enable the conversion of such content into a particular form, along with the relevant metadata, such that the content can be readily and rapidly distributed over various distribution networks. Encoding large catalogs of content in an efficient manner is a complex process that requires highly scalable technology and supporting infrastructures. Digital encoding formats and technologies continue to evolve and often conflict with one another. As a result, content owners often convert their digital assets into multiple formats and codecs (which are algorithms that reduce the number of bytes consumed by large files and programs) to support their distribution strategies. Additionally, the encoding process for a particular item (or for an entire library) is often repeated as a result of the introduction of new formats or distribution platforms. Our innovative digital media supply chain services address these challenges by providing an outsourced solution for the archiving, management, processing and distribution of our customers’ digital assets. Our digital media supply chain services also provide watermarking, encryption, metadata and other digital rights management services to enable our customers to protect and manage their content digitally. We also provide project analysis, as well as consulting and other related services to support the digital fulfillment of encoded content libraries for content owners and retailers worldwide.

•	Music sample and internet radio services. We provide a hosted end-to-end streaming service that delivers high quality music samples to customers in the online and mobile entertainment sectors. Our music samples service consists of streaming digital content, or more specifically selections of such content, commonly referred to as samples, clips or previews. Digital media samples are used by customers for many purposes, including increasing online content sales, user traffic and customer retention. We also provide digital radio service, or “iRadio™”. The Loudeye “iRadio™” service offers 100 channels of CD-quality streaming music delivered through a partner’s own privately branded player interface. It is capable of supporting delivery to a range of consumer music devices and appliances. The iRadio service can be deployed online for web-based retailers and portals, as well as offline for consumer electronic devices and appliances, digital home entertainment systems and other digital broadcasting outlets.

•	Content protection services. Content protection services include our anti-piracy services provided to content owners to protect against the unauthorized distribution of content on peer-to-peer networks. Our content protection services provide a comprehensive solution to combat the proliferation of illegal content sharing and download typically found on peer-to-peer networks on a global basis. The services, which are available globally, provide guaranteed service level performance effectiveness in preventing the illegal sharing of digital content over peer-to-peer networks. Our services also include providing content owners powerful data mining and analytical tools and comprehensive information on digital media usage and sharing on peer-to-peer networks. We also offer the potential of targeted promotional services redirecting potential consumers to legitimate services as a means for companies to capitalize on previously untapped revenue streams across content sharing networks.

     Media Restoration Services. In January 2004, we transferred substantially all of the assets of our media restoration services subsidiary, VidiPax, Inc., or VidiPax, to a company controlled by VidiPax’s general manager. In May 2004, we completed the sale of this media restoration services business which involved restoring and migrating legacy media archives to current digital media formats. While we will have ongoing rights to co-market and resell media restoration services for two years after the sale, media restoration services did not represent a significant portion of our revenue in 2004 or 2005, and we anticipate media restoration services will represent an insignificant portion of our revenue in the future.

First Quarter 2005 Operating Results Compared to Fourth Quarter 2004

     Revenue for the first quarter 2005 was $6.0 million, or 9% lower than fourth quarter 2004 revenue of $6.6 million. As noted above, we have three primary service offerings, Digital Media Store Services, Digital Media Content Services and Content Protection Services. During first quarter 2005, we experienced revenue growth in our digital media store services, but weakness in digital media content services and content protection services, as well as overall pressures on gross margin.

     Our digital media store services in the first quarter 2005 generated approximately $4.0 million in revenue, or 66% of total revenue. Revenue in this service line grew by 7% from fourth quarter 2004 levels. For the quarter ended March 31, 2005, transactional volume, including streams and downloads, grew more than 50% over fourth quarter 2004, and represented over 80% of total digital media store services revenue. In the first quarter 2005, we generated approximately $1.2 million in revenue from our digital media content services service offering, or 20% of total revenue. This was down from $1.8 million in the fourth quarter 2004, and represents the second sequential quarter of decline in revenue from this service offering. We grew the number of our customers modestly in first quarter 2005, but the lack of large encoding projects related to major store launches led to lower revenue per customer than in fourth quarter 2004. In the first quarter 2005, our content protection services business experienced declines in revenue compared to the third and fourth quarters of 2004 due to failure to meet service level guarantees and challenges we faced in keeping up with the dynamic and rapidly growing methods of piracy in peer-to-peer networks. For the first quarter 2005, our content protection services offering generated approximately $859,000 in revenue, or 14% of total revenue compared to approximately $1.1 in revenue, or 17% of total revenue in the fourth quarter 2004.

     We had a negative gross margin for first quarter 2005 of $280,000 or (5%) of revenue compared to a gross profit margin of $1.7 million or 26% of revenue for the fourth quarter 2004. Our gross margins for our digital media store services are driven by the mix of higher margin service fees and lower margin transactional revenue, as well as the costs associated will each revenue stream. However, in the first quarter 2005, gross margin was also impacted by increased fixed costs from investment in our platform, infrastructure, and operations, as well as increased per unit licensing and delivery costs. Gross margins for our digital media content services were lower than expected due to lower revenue reducing our absorption of fixed costs. Gross margins for our content protection services offering efforts by peer-to-peer networks to thwart our service caused a decline in revenue and an increase in bandwidth costs, as we did not achieve all of our service level guarantees for certain customers, which impacted our gross margins. We reported a net loss of $7.5 million or $0.07 per share in the first quarter 2005 compared to a net loss of $5.6 million or $0.07 per share in the fourth quarter 2004.

Critical Accounting Policies and Estimates

     The SEC has defined a company’s critical accounting policies as the ones that are the most important to the portrayal of the company’s financial condition and results of operations, and those which require the company to make its most complex or subjective decisions or assessments. Our critical accounting policies and estimates include revenue recognition, the estimates used in determining the recoverability of goodwill and other intangible assets, exit costs, the amount of litigation accruals, and the amount of the allowance for income taxes. For a detailed discussion of our critical accounting policies and estimates, please refer to our Annual Report on Form 10-K for the year ended December 31, 2004. There have been no material changes in the application of our critical accounting policies and estimates subsequent to that report. We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our board of directors.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

     In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment” that amends FASB Statements No. 123 and 95, and supersedes APB 25. This statement requires a company to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options, based on the grant-date fair value of the award and to recognize such cost over the requisite period during which an employee provides service. The grant-date fair value will be determined using option-pricing models adjusted for unique characteristics of the equity instruments. The statement also addresses the accounting for transactions in which a company incurs liabilities in exchange for goods or services that are based on the fair value of the Company’s equity instruments or that may be settled through the issuance of such equity instruments. The statement does not change the accounting for transactions in which a company issues equity instruments for services to non-employees or the accounting for employee stock ownership plans. This statement is effective beginning in the first quarter of 2006. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. See “Stock-Based Compensation” for the pro forma net loss and net loss per share amounts, for the quarters ended March 31, 2005 and 2004 as if we had applied the fair value recognition provisions of FAS 123 to measure compensation expense for employee stock incentive awards. Although we have not yet determined whether the adoption of FAS 123R will result in amounts that are similar to the current pro forma disclosures under FAS 123, we are evaluating the requirements under FAS 123R and expect the adoption to have a material impact on the consolidated statements of operations and comprehensive loss and net loss per share.

     In December 2004, the FASB issued Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (FAS 109-2). The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision, and was effective immediately upon issuance. As we do not currently have any foreign earnings, we do not believe that the adoption of FAS 109-2 will have a significant effect on our consolidated financial statements.

Consolidated Results of Operations

     During the preparation of our financial statements for the year ended December 31, 2004, we revised our classification with regard to amortization of acquired technology and capitalized software costs, which resulted in the revision of classification of expenses totaling approximately $35,000 for the quarter ended March 31, 2004 from operating expenses — amortization of intangibles to cost of revenue in the current presentation as we determined that these expenses were more appropriately classified as cost of revenue in accordance with FAS 86 and related accounting literature. This revision of classification had no impact on net loss, stockholders’ equity or cash flows as previously reported.

     Percentage comparisons have been omitted within the following table where they are not considered meaningful. Certain information reported in previous periods has been reclassified to conform to current presentation. All amounts, except amounts expressed as a percentage, are presented in the following table in thousands.

	Quarters Ended
	March 31,		Variance
	2005	2004	$	%
Revenue
Digital media services
Digital media store services	$3,967	$103	$3,864
Encoding services	545	339	206	61%
Content protection services	859	155	704
Samples services	301	474	(173)	(36)%
Internet radio and hosting services	146	374	(228)	(61)%
Webcasting	211	367	(156)	(43)%
Media restoration services	—	179	(179)	(100)%

Total revenue	6,029	1,991	4,038	203%
Cost of revenue	6,309	1,461	4,848	332%
Gross profit (loss)	(280)	530	(810)	(153)%

Operating expenses
Sales and marketing	1,931	635	1,296	204%
Research and development	1,784	590	2,329	138%
General and administrative	3,637	1,960	1,677	86%
Amortization of intangibles	100	105	(5)	(5)%
Stock-based compensation	57	122	(65)	(53)%
Special charges (credits) — other	(43)	(50)	7	(14)%

Total operating expenses	7,466	3,362	4,104	122%

Interest income	208	79	129	163%
Interest expense	(74)	(71)	(3)	4%
Other income, net	160	3	157

Net loss	$(7,452)	$(2,821)	$(4,631)	164%

Quarter Ended March 31, 2005 compared to 2004

     Revenue. Revenue increased for the first quarter 2005 to $6.0 million from $2.0 million for first quarter 2004 due primarily to the acquisitions of OD2 (which generated a substantial majority of our 2005 music store services revenue) and Overpeer (which generated all of our 2005 and 2004 content protection services revenue), as well as increased encoding revenue, offset by declining revenue in our samples services, internet radio and hosting, webcasting and media restoration service offerings.

     During the first quarter 2005, no single customer accounted for 10% or more of total revenue. During the first quarter 2004, revenue from one customer represented 11% of total revenue. Revenue generated from our international operations was $3.9 million for the first quarter 2005 compared to zero for the first quarter 2004, due to our acquisition of OD2 in June 2004.

     During 2004, our service mix changed significantly. We acquired Overpeer in March 2004, which resulted in a new revenue stream from content protection services, and OD2 in late June 2004, which resulted in a significant increase in digital media store services revenue. In May 2004, we completed the sale of all of the assets of our media restoration services business pursuant to an agreement dated October 31, 2003.

     Digital media store services revenue. Revenue from digital media store services increased to $4.0 million in the first quarter 2005, from $103,000 in the first quarter 2004, as a result of our acquisition of OD2 in June 2004. Digital media store services revenue as a percentage of total revenue was 65% in the first quarter 2005 and 5% in the first quarter 2004. We expect that our digital media store services revenue will demonstrate a faster growth rate than any of our other service offerings as we continue to deploy these services globally and consumer adoption increases. In addition, although in 2005 and 2004 our digital media store services revenue consisted exclusively of music store services revenue, we plan to extend our store services offerings to other media, such as video, music video and games. In the first quarter 2004, we generated approximately $103,000 of digital media store services revenue from fulfillment of ringtunes and rights clearing services.

     Since our acquisition of OD2, revenue from digital media store services consists principally of platform service fees and transaction related distribution or revenue sharing fees which are summarized below.

•	Platform service fees are generally recognized as revenue over the term of the customer contract and represent charges in connection with enabling the service and maintaining its overall functionality during the term of the customer contract, which is generally one to three years. We charge platform fees to our customers in a variety of manners, including initial set-up fees, monthly only fees, or a combination of initial set-up and monthly fees.

•	We also share in the proceeds of consumer transactions such as digital downloads. This scaleable revenue stream enables us to participate directly in the success of our customers’ music store services that we enable and manage.

     Encoding revenue. Revenue from encoding services increased to $545,000 in the first quarter 2005 from $339,000 in the first quarter 2004. Revenue from encoding services generally fluctuates based on the volume of the content delivered to our customers and the price charged for the services provided. Our encoding services customers are typically digital service providers, or DSPs, who upon launch of their services require delivery of a significant amount of encoded content. After initial content deliveries, DSPs typically receive only periodic new release updates. As a result, encoding services revenue is typically weighted toward the front end of our DSP customer contracts. We expect that as the number of new DSPs that require encoding of substantial catalogs of digital media decreases, revenue from our encoding services will similarly decrease. Growth in the encoding services line is driven by several key factors, including the number of new digital retailer launches, the addition of new content partners as customers, and the inclusion of large one-off encoding projects, including those driven by the introduction of new digital file formats. A majority of our encoding revenue is currently derived from our relationship with EMI music. Our revenue from encoding services may fluctuate in the future based on these factors, among others.

     Content protection services revenue. Content protection services are provided by our Overpeer subsidiary, which we acquired in March 2004. Accordingly, we reported only one month’s revenue from such services during the first quarter 2004. Content protection services revenue totaled $859,000 for the first quarter 2005, or 15% of first quarter 2005 revenue. Revenue for content protection services is generated from service fees based on the number of titles protected and the level of protection requested. We provide our content protection services customers with guaranteed service performance levels or SLAs. If we fail to meet these service level guarantees, we could be liable for monetary credits or refunds of service fees previously paid or owed to us. Content protection services are typically provided under renewable contracts that range in length from one to two years. Content protection services revenue from three customers accounted for 70% of total content protection services revenue in the first quarter 2005. With increased attempts to thwart our content protection services by peer-to-peer networks and others, we experienced failures in meeting all of our service level guarantees in the first quarter of 2005, which negatively impacted our revenue and cost of revenue. There can be no assurances that these customers will renew their agreements as they expire or that we will meet all SLAs for all customers, and we expect content protection services revenue to fluctuate in future periods.

     Samples services revenue. Revenue from samples services generally fluctuates based on the volume of content streamed for our customers, which is primarily driven by their needs and the level of activity on their websites. Samples services revenue declined approximately 36% for the first quarter 2005 compared to first quarter 2004 from $474,000 to $301,000. This decrease was attributable to a combination of pricing pressures and changes in the volume of paid content streamed. Samples service revenue from one customer represented approximately 62% of total samples service revenue during the first quarter 2005. We expect that this samples service revenue will continue to fluctuate in the future based on these factors, among others.

     Internet radio and hosting services revenue. Revenue from internet radio and hosting services decreased to $146,000 in the first quarter 2005 from $374,000 in the first quarter 2004. Revenue from internet radio and hosting services generally fluctuates based on the volume of content streamed for our customers, which is primarily driven by their needs and the level of activity on their websites. The decrease in internet radio and hosting services revenue for the first quarter 2005 as compared to the first quarter 2004 primarily relates to a decreased volume of content streamed. Because this revenue stream is dependent upon the volume of content streamed as well as the dollar amount of license sales, if any, we expect that revenue from these services will continue to fluctuate in the future.

     Webcasting revenue. In late 2003, we refocused our webcasting services on customer relationships that provide higher margins. As a result, revenue from webcasting services volume decreased significantly for the first quarter 2005 compared to the first quarter 2004 from $367,000 to $211,000. In addition, we have decreased our sales efforts on our webcasting services and expect that webcasting services revenue will not increase in future periods. Due to the fact that this revenue stream is volume dependent, and that this service offering is not a strategic focus, we expect that revenue from these services will continue to fluctuate in the future.

     Media restoration services revenue. Media restoration revenue for the first quarter 2004 does not include a full three months of revenue due to the transfer of our media restoration business on January 30, 2004 as discussed above. We do not expect media restoration services to be an integral portion of our revenue in future periods.

     Deferred revenue. Deferred revenue is comprised of the unrecognized revenue related to unearned platform fees and other prepayments for which the earnings process has not been completed. Deferred revenue at March 31, 2005 was $6.5 million compared to approximately $5.7 million at December 31, 2004. The increase in deferred revenue during the first quarter 2005 is primarily due to recognition of revenue on existing contracts occurring at a slower rate than revenue deferrals under new contracts, and an increase in the number of unutilized, pre-paid music credits for our digital media store services.

     Cost of revenue. Cost of revenue includes the cost of production, including personnel, cost of royalties to content providers and publishers, technical support, transaction processing fees, bandwidth and hosting costs, depreciation and amortization of infrastructure assets related to our service offerings, amortization of acquired technology resulting from acquisitions and an allocated portion of equipment, information services personnel and facility-related costs. Cost of revenue increased to $6.3 million in the first quarter 2005 from $1.3 million in the first quarter 2004. In mid-2004 and through the first quarter 2005 we began to expand our digital media services work force in order to meet the demands of anticipated growth and new initiatives particularly in relation to our music store services. Cost of revenue related to Overpeer Inc., which was acquired in March 2004, was approximately $116,000 in the first quarter 2004, and included payroll and related expenses of approximately $34,000. Gross profit margins are generally lower for our music store services as compared to our other services, principally as a result of the significant royalties payable to the content providers and publishers on each transaction. During the first quarter 2005, our cost of revenue was higher than expected, due primarily to increased fixed costs from investment in our platform, infrastructure and operations, as well as increased licensing costs. As music store services grow, we expect fluctuations in our overall gross profit margin percentage depending upon our overall mix of revenue. However, since this is a digital business with lower incremental fixed costs, as transaction volumes increase we expect that the future growth in transactional volumes will contribute to a reduction in our net loss. We expect cost of revenue related to our digital media services to continue to increase in 2005 as compared to 2004.

     Depreciation included in cost of revenue increased to approximately $519,000 in the first quarter 2005 from $342,000 in the first quarter 2004. This increase is due primarily to our acquisition of OD2 and Overpeer. Amortization expense included in cost of revenue was $138,000 in the first quarter 2005 and $35,000 in the first quarter 2004 and is primarily the result of the amortization of acquired technology.

     Sales and marketing. Sales and marketing expenses consist primarily of salaries, bonuses, commissions and benefits earned by sales and marketing personnel, direct expenditures such as travel and communication, and marketing expenditures such as advertising, public relations costs and trade show expenses and an allocated portion of equipment, information services personnel and facility-related costs. Sales and marketing expenses for the first quarter 2005 increased to approximately $1.9 million from approximately $635,000 in the first quarter 2004, primarily due to increased sales and marketing activities with respect to our digital media store services and content protection services, as well as an increase in allocated equipment and facility-related costs. Sales and marketing expenses as a percentage of total revenue were 32% in the first quarter 2005 and 32% in the first quarter 2004. We expect that we will continue to invest significantly in sales and marketing in 2005, as we believe that a substantial sales and marketing effort is essential for us to maintain market position and further increase market acceptance of our digital media services, in particular our digital media store services.

     Research and development. Research and development expenses include labor and other related costs of the continued development and support of our digital media services and an allocated portion of equipment, information services personnel and facility-related costs. To date, the majority of research and development costs have been expensed as incurred. Research and development expenses increased to approximately $1.8 million in the first quarter 2005 from approximately $590,000 in the first quarter 2004 primarily as a result of continued efforts relating to our digital media store services offerings, including mobile offerings, and content protection services, as well as an increase in allocated equipment and facility-related costs. Research and development expenses as a percentage of total revenue were 30% in the first quarters of 2005 and 2004. We believe that a significant research and development investment is essential for us to maintain our market position, to continue to expand our digital media services offerings, in particular our digital media store services, and to develop additional applications. Accordingly, we anticipate that we will continue to invest in research and development for the foreseeable future, and we anticipate research and development costs as an absolute dollar amount will fluctuate, depending primarily upon the volume of future revenue, customer needs, staffing levels, overhead costs and our assessment of market demands.

     General and administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, legal and administrative personnel, legal expenses, an allocated portion of equipment, information services personnel and facility-related costs, and costs associated with being a public company, including but not limited to, consulting and audit fees related to the Sarbanes-Oxley internal control certification requirements, annual and other public-reporting costs, directors’ and officers’ liability insurance, investor relations, and professional services fees. General and administrative expenses increased to approximately $3.6 million in the first quarter 2005 from approximately $2.0 million in the first quarter 2004, primarily as a result of our acquisitions of Overpeer and OD2 in 2004, increases in our personnel costs and other resources to support our growth, severance costs, costs related to SEC filings and additional professional fees in order to comply with the requirements under the Sarbanes-Oxley Act of 2002. General and administrative expenses as a percentage of total revenue were 60% in the first quarter 2005 and 98% in the first quarter 2004. We expect that we will continue to incur these additional general and administrative expenses in varying degrees throughout 2005.

     Amortization of intangibles. Amortization of intangibles includes amortization of identified intangible assets related to acquisitions other than acquired technology, which is included in cost of revenue. Beginning in the first quarter 2004 we incurred amortization expense related to our acquisitions of Overpeer and, later, in the second quarter 2004, our acquisition of OD2. We expect amortization expense on an annual basis for 2005 to be approximately comparable to 2004 levels.

     Stock-based compensation. Stock-based compensation totaled $92,000 in the first quarter 2005, of which $35,000 is included in cost of revenue, consisting primarily of the amortization of deferred stock compensation of $35,000, stock-based compensation expense of $53,000 related to options granted to former employees as severance and termination benefits and $25,000 in amortization related to warrants granted in exchange for services, offset by a credit of $21,000 for variable stock compensation related to stock options that were repriced in 2001. Stock-based compensation totaled $141,000 in the first quarter 2004, of which $19,000 is included in cost of revenue, consisting primarily of the amortization of deferred stock compensation of $120,000, and stock-based compensation expense of $14,000 related to options granted to a consultant for services, and a credit of $12,000 for variable stock compensation related to options that were repriced in 2001.

     Special charges (credits). For the quarters ended March 31, 2005 and 2004, the amounts recorded as special charges (credits) related to facilities consolidations were credits of $43,000 and $50,000. In the first quarter 2005, as discussed in Note 4 to the unaudited condensed consolidated financial statements, we paid $360,000 of the $403,000 then remaining accrued special charge balance, as a final payment related to our former facility at 414 Olive Way, Seattle, Washington, and the $43,000 difference between the amount previously recorded in accrued special charges and the final settlement amounts of the underlying liabilities was reflected as a net credit to special charges (credits) in the unaudited condensed consolidated statements of operations. In February 2004, we entered into a lease settlement agreement with the landlord of our unoccupied facility in New York, New York pursuant to which we paid the landlord $450,000 and allowed the landlord to retain its security deposit of $212,000, for a total settlement of $662,000. The $50,000 difference between the amount previously recorded in accrued special charges and the final settlement amount was reflected as a credit to special charges (credits) during the first quarter 2004 in the unaudited condensed consolidated statements of operations.

     The following table reflects the activity in accrued special charges for the quarter ended March 31, 2005 (in thousands):

Facilities-related
Charges
Balance, December 31, 2004	$403
Additional accruals	—
Payments	(360)
Adjustments	(43)

Balance, March 31, 2005	$—

Interest income. Interest income totaled $208,000 in the first quarter 2005 compared to $79,000 in the first quarter 2004. Interest income consists of interest income and realized gains and losses on sales of our marketable securities. The increase was due primarily to higher average investment balance resulting from the proceeds received from the private equity financings completed in February 2004 and December 2004. We expect interest income will fluctuate during 2005 depending upon our average investment balances and yield rates throughout the year.

     Interest expense. Interest expense totaled $74,000 in the first quarter 2005 compared to $71,000 in the first quarter 2004, due to lower average debt balances but higher interest rates during 2005 as compared to 2004 and the voluntary repayment in full of our line of credit in March 2004. We expect that interest expense will continue to fluctuate in 2005 in relation to interest rates as we continue to make principal payments against our term loan balance.

     Other income, net. Other income for the first quarter 2005 consists principally of a net foreign exchange translation gain of $207,000. This gain was primarily the result of the impact of the relatively strengthened U.S. dollar on U.K. pound denominated liabilities incurred in connection with our acquisition of OD2. Other income for the first quarter 2004 of $3,000 consisted principally of gains on sales of excess equipment.

     Income taxes. We did not record income tax benefits related to our net operating losses in either the first quarter 2005 or first quarter 2004 as a result of the uncertainties regarding the realization of such net operating losses. Our foreign operations also have net operating losses. At March 31, 2005 and December 31, 2004, a valuation allowance equal to the deferred tax asset has been recorded.

Liquidity and Capital Resources

     We have financed our operations primarily through proceeds from public and private sales of our equity securities. To a lesser extent, we have financed our operations through equipment financing and traditional lending arrangements. As of March 31, 2005, our working capital was $21.8 million compared with $13.8 million at December 31, 2004. Our principal source of liquidity at March 31, 2005 was our cash, cash equivalents and marketable securities. As of March 31, 2005, we had approximately $34.0 million of cash and cash equivalents and marketable securities.

     In December 2004, we entered into a subscription agreement with a limited number of accredited investors pursuant to which we sold and issued to such investors 16,800,007 shares of our common stock, together with warrants to purchase 5,040,002 shares of common stock at an exercise price of $2.25 per share, for an aggregate purchase price of $25.2 million and net proceeds of $23.5 million. The warrants are not exercisable until six months after the December 23, 2004 closing date and are then exercisable until the fifth anniversary of the closing date. We also granted the investors a one year right to purchase 30% of any securities sold by Loudeye in future financings, subject to exceptions. We filed a registration statement in February 2005 covering the resale of the shares of common stock issued in this transaction and the shares of common stock underlying the warrants. This registration statement was declared effective by the SEC in April 2005. However, the registration statement was not filed and was not declared effective by the SEC within the time periods required under the subscription agreement, and as a result we are required to pay estimated liquidated damages of approximately $90,000.

     In March 2005, we completed a restructuring of remaining deferred and contingent payment obligations under the terms of the OD2 Acquisition Amendment Agreement. In March 2005, we issued 3,026,405 shares (valued at approximately $5.2 million based on March 31, 2005 exchange rates) as settlement for the remaining deferred consideration obligations of approximately £3.2 million (or approximately $6.0 million based on March 31, 2005 exchange rates). A registration statement covering the resale of these shares of common stock was declared effective by the SEC in April 2005. This amount excludes 528,014 shares issued but held in escrow. In addition, we paid $2.5 million in March and we are obligated to pay an additional £1.3 million (or approximately an aggregate of $4.9 million based on March 31, 2005 exchange rates) in cash in full satisfaction of the maximum potential contingent payment obligations of up to £10.0 million (or approximately $18.8 million based on March 31, 2005 exchange rates). This amount excludes £465,000 (approximately $874,000 based on March 31, 2005 exchange rates) to be held in escrow. This restructuring was agreed to by all of the former OD2 shareholders entitled to receive additional deferred and contingent payment consideration and it satisfies in full those obligations.

     Net cash used in operating activities was approximately $6.3 million and $3.2 million for the quarters ended March 31, 2005 and

2004. For 2005, cash used in operating activities resulted primarily from a net loss of $7.5 million, partially offset by non-cash charges for depreciation and amortization of approximately $980,000, stock-based compensation charges and other non cash items aggregating $172,000, and a net foreign currency transaction gain of $207,000. For the first quarter 2004, cash used in operating activities resulted primarily from net losses of $2.8 million, offset partially by charges, depreciation and amortization and increased by other adjustments and working capital charges. Cash used in operations is dependent upon our ability to achieve positive earnings and the timing of our payments and collections and we expect that it will continue to fluctuate from period to period.

     Net cash used in investing activities was approximately $1.7 million for the quarter ended March 31, 2005. Net cash provided by investing activities was approximately $6.4 million in the first quarter 2004. For the first quarter 2005, cash provided by investing activities consisted principally of payments made to former OD2 shareholders of $2.5 million, purchases of property and equipment of $375,000, and net purchases of short-term marketable securities of $300,000. For the first quarter 2004, cash used in investing activities related primarily to net purchases of short-term investments of $4.6 million and purchases of property and equipment of $1.8 million, consisting principally of equipment to upgrade the storage and access systems for our digital music archive and investments in capital equipment for our Overpeer anti-piracy service offering.

     Cash provided by financing activities in the first quarter 2005 was approximately $347,000, consisting primarily of proceeds from the exercise of stock options of $639,000. This was partially offset by principal payments on our debt and capital lease obligations of $292,000. Cash provided by financing activities was $17.5 million in the first quarter 2004 consisting primarily of net proceeds from the private equity financing in February 2004 offset partially by principal payments on our debt and capital lease obligations of $1.6 million.

     In March 2004, we acquired Overpeer though a merger and issued 1,752,772 shares of our common stock as consideration in the transaction. Of the shares issued in the transaction, initially 262,916 were held in escrow through March 1, 2005 under the terms of an escrow agreement to satisfy indemnity claims under the merger agreement. In January 2005, one of the former Overpeer shareholders substituted $425,004 in cash for 186,234 of the shares held in escrow, resulting in a remaining escrow balance of $425,004 in cash and 76,682 shares of common stock. In February 2005, we delivered notice to the escrow agent and representative of the former Overpeer stockholders of claims for breach of representations and warranties under the merger agreement. As a result, the escrow cash and shares will remain in escrow until Loudeye and the representative of the former Overpeer stockholders resolve the claims against escrow in accordance with the terms of the escrow agreement.

     We are subject to various debt covenants and other restrictions, including the requirement for early repayment upon the occurrence of certain events, including a sale or transfer of ownership or control. If we violate these covenants or restrictions, our lenders could require repayment of outstanding borrowings and our credit rating and access to other financing could be adversely affected.

     In March 2005, we entered into an Amended and Restated Loan and Security Agreement (the “Amended Term Loan”) with Silicon Valley Bank (“SVB”). The Amended Term Loan amends and restates our December 31, 2003 loan and security agreement with SVB (the “Original Loan Agreement”). There are three primary components of the Amended Term Loan as follows:

·	A term loan in the amount of $3.0 million, with a balance as of March 31, 2005, of approximately $1.8 million. The term loan bears interest at an annual rate of 0.5% above the prime interest rate (which rate was previously 1.25% above the prime interest rate under the terms of the December 31, 2003 loan and security agreement). Payments of principal and interest total $83,333 per month for 36 months from December 31, 2003. Once repaid, the term loan may not be reborrowed.

·	A new equipment term loan facility in the amount of $2.5 million, with a balance as of March 31, 2005, of zero. The equipment loan facility is available on or before October 31, 2005, in minimum draw amounts of $250,000. The equipment loan bears interest at an annual rate of 0.5% above the prime interest rate. Any advances drawn on the equipment loan facility will be payable monthly over 36 months.

·	A new guidance line facility in the amount of $1.5 million, which is available through March 29, 2006, with a balance as of March 31, 2005, of approximately $263,000.

Borrowings under the Amended Term Loan are collateralized by substantially all of our assets. In addition, the Amended Term Loan restricts, among other things, our borrowings, dividend payments, stock repurchases, and sales or transfers of ownership or control, and contains certain other restrictive covenants that require Loudeye to maintain a certain quick ratio and tangible net worth, as defined in the Amended Term Loan.

     We were notified by SVB on October 7, 2004 that we were not in compliance with two restrictive financial covenants under the Original Loan Agreement that require us to maintain a certain quick ratio and a minimum tangible net worth, each as defined in the loan agreement. We subsequently established a certificate of deposit in the amount of approximately $2.2 million, which was equal to the then outstanding loan balance. As a result, we were notified by SVB on October 11, 2004 that it had cured the default within the cure period. Restricted cash of $2.0 million was reflected on our December 31, 2004 balance sheet related to the certificate of deposit. As of March 31, 2005, we were in compliance with covenants under the Amended Term Loan, and as a result the restricted cash held as collateral at December 31, 2004 was released.

     At March 31, 2005, approximately $744,000 of other restricted cash is held in investment accounts that serve as collateral for standby letters of credit for certain of our capital and operating lease obligations and as escrow under the terms of our OD2 transaction.

     We have incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of approximately $216.7 million at March 31, 2005. Historically, we have funded our operations through sales of equity securities, borrowings under our credit facilities and proceeds from exercises of stock options and warrants. However, there can be no assurance that our cash balances after March 31, 2005 will be sufficient to sustain our operations until profitable operations and positive cash flows are achieved.

     We currently anticipate that we will continue to experience fluctuations in results of operations for the foreseeable future as we:

•	Enter new markets for our services, including through potential acquisitions of complementary businesses, technology or other assets;

•	Increase or decrease research and development spending;

•	Increase or decrease sales and marketing activities;

•	Improve our operational and financial systems; and

•	Integrate acquired businesses.

     Prior to 2004, we implemented cost containment efforts and recorded special charges related to corporate restructurings and facilities consolidation. We continue to focus on maximizing the performance of our business and controlling costs to respond to the economic environment and will continue to evaluate our underlying cost structure to improve our operating results and better position ourselves for growth. As such, we may incur further facility consolidations or restructuring charges, including severance, benefits and related costs due to a reduction in workforce and/or charges for assets disposed of or removed from operations as a direct result of a reduction in workforce.

     While we will continue to implement cost containment efforts across our business, our operating expenses will consume a material amount of our cash resources. We believe that the total amount of our cash and cash equivalents and marketable securities along with our commercial credit facilities will be sufficient to meet our anticipated cash needs for working capital or other purposes for at least the next twelve months. Thereafter, depending on the development of our business, we will likely require additional funds to support our working capital requirements, unanticipated expenses, opportunities for acquisitions or other business initiatives we encounter and we may seek to raise such additional working capital through public or private equity or debt financing (including debt convertible into equity) or from other sources. We may not be able to obtain adequate or favorable financing at that time. Our history of declining market valuation and volatility in our stock price could make it difficult for us to raise capital on favorable terms. Any financing we obtain may dilute or otherwise impair the ownership interest of our current stockholders.

     We do not hold derivative financial instruments or equity securities in our investment portfolio. Our cash equivalents and marketable securities consist primarily of highly liquid money market funds, as specified in our investment policy guidelines. As a result, we would not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.

     We conduct our operations in two primary functional currencies: the United States dollar and the British pound. Since our acquisition of OD2 in June 2004, fluctuations in foreign exchange rates have had a significant impact on our financial condition and results of operations. We currently do not hedge our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. We invoice our international customers primarily in British pounds, except outside of the UK, where we invoice our customers primarily in euros. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries and accrued acquisition consideration relating to the OD2 transaction. For the quarter ended March 31, 2005, we recognized a $207,000 transaction gain on accrued acquisition consideration related to the OD2 transaction. Foreign exchange rate fluctuations and changes in foreign economic conditions did not have a material impact on our financial results for the quarter ended March 31, 2004.

Contractual Obligations

     The following table provides aggregated, consolidated information about our contractual obligations as of March 31, 2005 (in thousands).

	Payments Due by Period
		Less Than			After
	Total	1 Year	1-3 years	4-5 years	5 years
Contractual Obligations
Long-term debt and capital leases	$1,843	$1,093	$750	$—	$—
Operating leases (1)	3,783	1,421	705	403	1,254
Accrued acquisition consideration	2,476	2,476	—	—	—
Bandwidth and co-location purchase obligations (2)	433	414	19	—	—

Total contractual obligations	$8,535	$5,404	$1,474	$403	$1,254

(1)	Our future minimum rental commitments under noncancellable leases comprise the majority of the operating lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations.

(2)	Many of the contracts underlying these obligations contain renewal provisions, generally for a period of one year. In addition, amounts payable under these contracts may vary based on the volume of data transferred. The amounts in the table represent the base fee amount. We also have contracts for bandwidth and collocation services that run on a month-to-month basis and for which there are no unconditional obligations. Monthly amounts due under the month-to-month contracts are approximately $235,000 and have been excluded from the table above.

Excluded from the table above are the following:

•	Although we have included the $2.5 million in accrued acquisition consideration as we are required to make an additional payment under the March restructuring of the OD2 payment obligations in July 2005, this amount excludes approximately $375,000 to be held in escrow which is not recorded. Such amount will be held in escrow by Loudeye when due in accordance with the terms of the OD2 transaction.

•	Deferred revenue of $6.5 million has been excluded from the table above as the related liabilities will not be settled in cash.

•	Loudeye expects to issue up to 1,540,238 additional shares of its common stock, representing shares to be issued to OD2 option holders issuable upon exercise of OD2 options assumed by Loudeye in connection with the OD2 acquisition in June 2004. The associated common stock payable of $2.2 million has been excluded as the related liability will not be settled in cash.

•	Purchase commitments represent obligations under agreements which are not unilaterally cancelable by us, are legally enforceable, and specifically fixed or minimum quantities of goods or services at fixed or minimum prices. We generally require purchase orders for vendor and third party spending. There were no known contracts or purchase orders exceeding $100,000 in the aggregate.

     Since inception, we have sustained substantial net losses to sustain our growth and establish our business. For 2005, we will continue to focus on managing costs and increasing revenue. We expect the following additional items may represent significant uses of capital resources in the foreseeable future:

•	We have certain commitments under existing arrangements with certain licensors of copyrighted materials that may require payments estimated to be approximately $3.0 million in 2005. These amounts are included in accrued and other liabilities in the accompanying unaudited condensed consolidated balance sheets.

•	We may enter into future transactions where we acquire complementary businesses. Such acquisitions may require the use of our capital resources.

     We believe that our existing cash, cash equivalents, marketable securities, and our commercial credit facilities will be sufficient to fund our operations and meet our working capital and capital expenditure requirements for 2005.

Off-Balance Sheet Arrangements

     Indemnification Obligations. In the normal course of business, we indemnify other parties, including business partners, lessors and parties to other transactions with us. We have agreed to hold the other parties harmless against losses arising from a breach of representation or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made. In addition, we have entered into indemnification agreements with certain of our officers and directors and our amended and restated certificate of incorporation and amended bylaws contain similar indemnification obligations to our officers and directors. For all agreements entered into after December 31, 2002, the fair value of potential claims has not been recorded in our financial statements because they are not material.

     Other. In February 2005, we entered into a twelve month agreement in the ordinary course of business with an internet service provider (ISP) in Europe, under which we will provide the ISP’s customers with promotional credits that may be redeemed for a range of digital media download services through February 2006. We will receive a fixed fee of €1.8 million (approximately $2.3 million based on March 31, 2005 exchange rates) under the agreement. Depending upon the actual redemption rate with respect to such promotional credits provided to the ISP’s customers during the term of the agreement, our cost of revenue associated with this agreement could vary significantly. At a zero redemption rate, our incremental cost of revenue is nominal and we would generate gross margins approximating the €1.8 million fee. Conversely, if significantly more credits are redeemed than expected, we could experience negative gross margins from this agreement of up to €715,000 (approximately $923,000 based on March 31, 2005 exchange rates). Our expectation is that actual redemption rate will fall somewhere within that range, and as such, we expect to generate positive gross margin from this agreement. If the number of credits redeemed during the twelve month term of the agreement does not reach certain minimum levels, the term of the credits may be extended for an additional twelve months. In addition, we expect to defer revenue under this agreement until the volume of digital downloads is reasonably determinable, which could result in deferral of all revenue under the agreement until February 2007. Further, as the transaction is denominated in Euros, if we do not hedge the arrangement, we could be subject to foreign currency gains or losses. As of the date of this filing, no losses had been incurred or estimated under this agreement.

Legal Proceedings

     For a detailed discussion of our legal proceedings, please refer to the discussion in note 7 to our unaudited condensed consolidated financial statements for the quarter ended March 31, 2005.

Factors That May Affect Our Business, Future Operating Results and Financial Condition

     Loudeye operates in a dynamic and rapidly changing industry that involves numerous risks and uncertainties, both in the U.S. and abroad. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations in the future. If any of the following risks actually occur, our business, operating results and financial position could be harmed.

Risks Related to Our Business

We have a history of losses on a quarterly and annual basis and we may experience greater losses from operations than we currently anticipate.

     As of March 31, 2005, we had an accumulated deficit of $216.7 million. We have incurred net losses from inception, and we expect to continue to incur net losses in future periods. To achieve future profitability, we will need to generate additional revenue or reduce expenditures. We can give no assurance that we will achieve sufficient revenue or reduced expenditures to be profitable on either a quarterly or annual basis in the future. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on either a quarterly or annual basis.

Our quarterly and annual financial results will continue to fluctuate making it difficult to forecast our operating results.

     Our quarterly and annual operating results have fluctuated in the past and we expect our revenue and operating results may vary significantly from quarter to quarter and year to year due to a number of factors, many of which are beyond our control, including:

•	Market acceptance of our services;

•	Variability in demand for our digital media services;

•	Competition from other companies entering our markets;

•	The actual, commercial launch date of major new digital media stores;

•	The commitment of our customers to adequately market and promote their digital media stores;

•	Ability of our customers and ourselves to procure necessary intellectual property rights for digital media content;

•	Willingness of our customers to enter into longer-term volume or recurring revenue digital media services agreements and purchase orders in light of the economic and legal uncertainties related to their business models;

•	Charges related to restructuring of our business, including personnel reductions and excess facilities; and

•	Governmental regulations affecting use of the Internet, including regulations concerning intellectual property rights and security measures.

     Our limited operating history, unproven business model and significant acquisitions and dispositions of businesses (in particular our acquisition of OD2 in June 2004), further contribute to the difficulty of making meaningful quarterly comparisons and forecasts. Our current and future levels of operating expenses and capital expenditures are based largely on our growth plans and estimates of expected future revenue. These expenditure levels are, to a large extent, fixed in the short term and our sales cycle can be lengthy. Thus, we may not be able to adjust spending or generate new revenue sources in a timely manner to compensate for any shortfall in revenue, and any significant shortfall in revenue relative to planned expenditures could have an immediate adverse effect on our business and results of operations. If our operating results fall below the expectations of securities analysts and investors in some future periods, our stock price could decline significantly.

We have not completed the integration of all our acquisitions, and we may need to make additional future acquisitions to remain competitive. The process of identifying, acquiring and integrating these future acquisitions may have a material adverse effect on our operating results.

     We have completed a number of acquisitions during the past three fiscal years, and we expect to continue to pursue strategic acquisitions in the future. In March 2004, we completed the acquisition of Overpeer and in June 2004 we completed the acquisition of OD2. Integrating the Overpeer and OD2 acquisitions and completing any potential future acquisitions could cause significant diversions of management time and company resources. In the past, we have divested acquired assets, partially as a result of failure of an acquired company’s business to integrate fully with ours, as with the media restoration business of our former Vidipax subsidiary that we acquired in June 2000 and divested in early 2004. We may in the future divest other acquired assets. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to integrate the operations of current or future acquired companies or joint ventures.

     Our ability to integrate operations of acquired companies will depend, in part, on our ability to overcome or address:

•	The difficulties of assimilating the operations and personnel of the acquired companies and realizing anticipated operational and cost efficiencies without disruption to the ongoing business;

•	Impairment of relationships with employees, affiliates, advertisers and content providers of our business and acquired businesses;

•	The loss of key management and the difficulties in retaining key management or employees of acquired companies;

•	Operational difficulties, including the need to attract and retain qualified personnel and the need to attract customers

•	The cost and challenges of integrating IT and financial systems;

•	Diversion of management’s attention from other business concerns and the potential disruption of our ongoing business;

•	The need to incorporate successfully the acquired or shared technology or content and rights into our services, including maintaining customer satisfaction while migrating to a single development platform; and

•	The difficulties of maintaining uniform standards, systems, controls, procedures and policies.

     In addition, completing acquisitions could require use of a significant amount of our available cash. Furthermore, financing for future acquisitions may not be available on favorable terms, if at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, technologies or employees into our existing business and operations. Future acquisitions may not be well-received by the investment community, which may cause our stock price to fall. We cannot ensure that we will be able to identify or complete any acquisition in the future.

     If we acquire businesses, new services, or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to at least annual testing for impairment. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership would be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. The anticipated benefits of any acquisition may not be realized. If any of the negative events occur, our results of operations and financial position could be materially adversely affected.

We have restructured our business and if we are unsuccessful in executing on our revised business strategy, our business, results of operations and financial condition could be seriously harmed.

     We have shifted our business plan to offering full-service business-to-business digital media solutions. You should consider our prospects in executing on our revised business strategy in light of the risk, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market segments we serve. As a result of such risks, expenses and difficulties, we may not be successful in:

•	Establishing and maintaining broad market acceptance of our services and converting that acceptance into direct and indirect sources of revenue;

•	Establishing and maintaining our brand name;

•	Successfully developing new service offerings and features on a timely basis and increasing the functionality and features of existing services;

•	Successfully responding to our current competition including, competition from emerging technologies and solutions;

•	Developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our services; and

•	Attracting, training and retaining qualified sales, technical and customer support personnel.

     We might not be successful in implementing our business strategy in a cost-effective manner, if at all, and the implementation may require significant additional expenditures on our part. The capital requirements of our business strategy combined with the expectation that we will incur net losses in future periods could have a serious adverse impact on our business, results of operations and financial position. Our capital requirements may vary materially from those currently planned if, for example, we incur unforeseen capital expenditures, unforeseen operating expenses or make investments to maintain our competitive position. If we lack necessary capital, we may have to delay or abandon some or all of our development plans or otherwise forego market opportunities. Our inability to execute on our strategy could result in increased expenses and decreased revenue, either or both of which could seriously harm our business, results of operations and financial condition.

Our success is dependent on the performance and integration of our new CEO and CFO/COO and the cooperation, performance and retention of our executive officers and key employees.

     Michael Brochu joined as our chief executive officer on January 31, 2005. Ronald Stevens joined as our chief financial officer and chief operating officer on March 7, 2005. Our business and operations are substantially dependent on the performance and integration of our new CEO and COO/CFO, as well as the performance of our other executives. Our senior executives have worked together for only a short period of time. We do not maintain “key person” life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. Any reorganization or reduction in the size of our employee base could harm our ability to attract and retain other valuable employees critical to the success of our business.

We may need to raise additional capital in the future to execute on our current business plan.

     Our existing cash reserves may not be sufficient to fund operating and other expenses under our current business plan until projected profitability. As a result, to execute on our current business plan, we may need to secure additional financing. In the event additional financing is required, we may not be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may need to sell assets or reduce expenditures, or both, and we may not be able to pursue our business objectives. This inability could seriously harm our business, results of operations and financial condition.

Our music content licenses are generally for limited terms. If we are unable to reach agreement with recorded music companies, especially with the four major recorded music companies, to renew existing licenses or to grant us expanded license rights, portions of our services could be interrupted and our business and results of operations could be harmed.

     We have content license agreements with all four major recorded music companies — EMI Music Marketing, Sony BMG Music Entertainment, UMG Recordings, and Warner Music Group — and numerous independent record labels, and in each case our license grants are for finite terms and require the consent of the label to renew. In addition, these content licenses may be terminated by the recorded music companies at any time upon a specified period of advance notice or under circumstances such as our breach of these agreements. If we are unsuccessful in securing renewals of these label license agreements before expiration of existing agreements, our digital media services with respect to any one or a number of the labels’ content could be interrupted, and our business and results of operations could be harmed. In addition, if we are unsuccessful in obtaining additional license rights from the content owners for emerging distribution methods, such as subscription services, our business and results of operations could be harmed.

Our music content licenses generally require prior approval for us to distribute content to our customers. If approval is delayed or withheld, portions of our services could be interrupted and our business and results of operations could be harmed.

     Our content license agreements from the major recorded music companies generally require prior approval before we can distribute content to our customers. If approval is delayed or withheld, we may not be able to satisfy our contractual obligations to our customers. As a result, our reputation within the music industry could be harmed, our services could be interrupted and our business and results of operations could be harmed.

Our music content licenses could result in operational complexity that may divert resources or make our business more expensive to conduct.

     The large number of licenses in the U.S. and in the foreign markets in which we operate that we need to maintain in order to operate our music-related services creates operational difficulties in connection with tracking the rights that we have acquired and the complex structures under which we have royalty and reporting obligations. In addition, in some circumstances, we are responsible for tracking and remitting royalties to professional rights organizations, both in the U.S. and abroad, such as The American Society of Composers, Authors and Publishers, Inc. (ASCAP), Broadcast Music, Inc. (BMI), SESAC, Inc. (SESAC) or The MCPS-PRS Alliance Limited in the United Kingdom, which adds to the complexity of the royalty structure in which we operate. Our licensing agreements typically allow the third party to audit our royalty tracking and payment mechanisms to ensure that we are accurately reporting and paying royalties owed. If we are unable to accurately track amounts that we must pay to the numerous parties with whom we have licenses in connection with each delivery of digital music services or if we do not deliver the appropriate payment in a timely fashion, we may risk financial penalties and/or termination of licenses.

We make estimates of music publishing and performance rates; a determination of higher than estimated royalty rates could negatively impact our operating results.

     We must make estimates of our music publishing rights and music royalties owed for our domestic and international music services. Differences in judgments or estimates could result in material differences in the amount and timing of our music publishing and royalty expense for any period. Under U.S. and foreign copyright laws, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. For example, royalty rates associated with streaming musical compositions in the U.S. and abroad are not fully established with respect to public performances and, if required, reproductions. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to our current or historic sales of our digital music offerings. We may be required to pay a rate that is higher than we expect, or the issue may be submitted to a “Rate Court” for judicial determination. Our estimates are based on contracted or statutory rates, when established, or management’s best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

We rely on strategic relationships to promote our services and for access to licensed technology; if we fail to maintain or enhance existing relationships or obtain new relationships, our ability to serve our customers and develop new services could be harmed.

     Our ability to provide our services to users of multiple technologies and platforms depends significantly on our ability to develop and maintain our strategic relationships with key streaming media technology companies and content providers. We rely on these relationships for licensed technology and content. Obtaining comprehensive music content licenses is challenging, as doing so may require us to obtain copyright licenses with various third parties in the fragmented recorded music and publishing industries. These copyrights often address differing activities related to the delivery of digital media, including reproduction and performance, some of which may require separate licensing arrangements from various rights holders such as publishers, artists and record labels. The effort to obtain the necessary rights by such third parties is often significant, and could disrupt, delay, or prevent us from executing our business plans. Because of the large number of potential parties from which we must obtain licenses, we may never be able to obtain a sufficient number of licenses to allow us to provide services that will meet our customers’ expectations.

     Due to the evolving nature of our industry, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. We cannot be certain that we will be successful in developing new relationships or that our partners will view these relationships as significant to their own business or that they will continue their commitment to us in the future. If we are unable to maintain or enhance these relationships, we may have difficulty strengthening our technology development and increasing the adoption of our brand and services.

Competition may decrease our market share, revenue, and gross margins.

     We face intense and increasing competition in the global digital media services market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for digital media services, the more competitors are likely to emerge. We believe that the principal competitive factors in our market include:

•	Ability to offer a private branded solution;

•	Service functionality, quality and performance;

•	Ease of use, reliability, scalability and security of services;

•	Establishing a significant base of customers and distribution partners;

•	Ability to introduce new services to the market in a timely manner;

•	Customer service and support;

•	Attracting third-party web developers; and

•	Pricing.

     Competition in our business-to-business digital media content services comes from in-house efforts by our potential customers, and from companies such as Groove Mobile (formerly Chaoticom), Liquid Digital, Melodeo, MusicNet, Inc., MusicNow LLC, MusiWave, MPO Group, Siemens AG, Soundbuzz and Digital World Services AG. Competitors for our anti-piracy services business include Macrovision, MediaDefender and Media Sentry. In addition, our customers for digital media distribution services face competition from other providers of digital distribution services to customers including Apple Computer Inc.’s iTunes, Napster, RealNetworks Inc.’s Rhapsody, MusicNet, Inc. and Sony Connect Inc. We face potential competition from other companies that may seek in the future to provide business-to-business digital media services to our customers. Many of our competitors have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors’ services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain or maintain market share and customer loyalty and to generate sufficient revenue to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and results of operations.

We face competition from “free” peer-to-peer services such as eDonkey, KaZaA and Morpheus, from emerging paid online music services delivered electronically, and from traditional retail music distributors.

     The online music services of our customers face significant competition from “free” peer-to-peer services, such as MetaMachine Inc.’s eDonkey, Sharman Network Inc.’s KaZaA, StreamCast Networks, Inc.’s Morpheus, Grokster, Ltd. and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. The legal status of these “free” services is uncertain, because although some courts have found that these services violate copyright laws, other services such as Grokster have been found to not violate any copyright laws. Additionally, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. The ongoing presence of these “free” services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status.

     Because digital recorded music formats, such as MP3, do not always contain mechanisms for tracking the source or ownership of digital recordings, users are able to download and distribute unauthorized or “pirated” copies of copyrighted recorded music over the Internet. This piracy is a significant concern to record companies and artists, and is a primary reason many record companies and artists are reluctant to digitally deliver their recorded music over the Internet. As long as pirated recordings are available, many consumers will choose free pirated recordings rather than paying for legitimate recordings. Accordingly, if this issue is not addressed, our business might be harmed.

We depend on a limited number of customers for a significant percentage of our revenue. Accordingly, the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenue, operating results and cash flows.

     A limited number of customers have accounted for a significant percentage of our revenue and may continue to do so for the foreseeable future. During the quarter ended March 31, 2005, no customers accounted for 10% or more of our revenue. During the quarter ended March 31, 2004, one customer accounted for approximately 11% of our revenue. We believe that a small number of customers may continue to account for a significant percentage of our revenue for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to complete or deliver a project on a timely basis during a given quarter is likely to significantly reduce revenue. In addition, if any significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our financial condition, revenue and operating results could suffer. If we are unsuccessful in increasing and broadening our customer base, our business could be harmed.

If we do not continue to add customers for our services, our revenue and business will be harmed.

     In order to achieve return on our investments in new service offerings, we must continue to add new customers while minimizing the rate of loss of existing customers. If our other marketing and promotional activities fail to add new customers at a rate significantly higher than our rate of loss, our business will suffer. In addition, if the costs of such marketing and promotional activities increase in order to add new customers, our margins and operating results will suffer.

Our business will suffer if we do not anticipate and meet specific customer requirements or respond to technological change.

     The market for digital media services is characterized by rapid technological change, frequent new service offerings, new device introductions and changes in customer requirements, some of which are unique or on a customer by customer basis. We may be unable to respond quickly or effectively to these developments or requirements. Our future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated, varied or individual needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

•	Our technology or systems may become obsolete upon the introduction of alternative technologies;

•	We may not have sufficient resources to develop or acquire new technologies or the ability to introduce new services capable of competing with future technologies or service offerings; and

•	The price of our services is likely to decline as rapidly as the cost of any competitive alternatives.

     The development of new or enhanced services through technology development activities is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services and enhancements. In addition, our inability to effectively manage the transition from older services to newer services could cause disruptions to customer orders and harm our business and prospects.

Average selling prices of our services may decrease, which may harm our gross margins.

     The average selling prices of our services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. The pricing of services sold to our customers depends on the duration of the agreement, the specific requirements of the order, the sales and service support and other contractual agreements. We have experienced and expect to continue to experience pricing pressure and anticipate that the average selling prices and overall gross margins for our services may be impacted. We may not be successful in developing and introducing on a timely basis new services with enhanced features or improved versions of our existing services that can be sold at higher gross margins.

Our music store business generally has lower gross margins than other lines of our business and in the first quarter 2005 we had a negative gross margin across our entire business.

     In June 2004, we acquired OD2 and subsequently have placed greater focus on growing our music store services. On a blended basis, costs of our music store services as a percentage of the revenue generated by those services are generally higher than those of our digital media content services and content protection services. The cost of third party music content, in particular, is a substantial percentage of revenue we receive from our music store customers and is unlikely to decrease significantly over time as a percentage of revenue. A trend towards more music store services as a percentage of our total revenue will reduce our overall gross margins. Primarily as a result of decreased revenue and an increased allocation of fixed costs from our investment in our music store platform, infrastructure and operations, as well as increased costs of bandwidth, we experienced an overall negative gross margin across our entire business. We may not be successful at generating sufficient revenue and/or reducing our cost of revenue and achieving gross profit margins in the future.

Our music store services operating results fluctuate on a seasonal and quarterly basis.

     Sales of recorded music tend to be seasonal in nature, with a disproportionate percentage of annual music purchases occurring in the fourth quarter. We expect transactional related revenues from our digital media stores services to be impacted by such seasonality long-term; however, increasing consumer adoption of digital media services should largely mitigate the impact of such seasonality in the near term. This sales seasonality may affect our operating results from quarter to quarter. Prior to our acquisition of OD2 in June 2004 and the expansion of our music store services, we did not experience significant seasonality in our business. We cannot assure you that revenue from our music store services will continue at the level experienced in the fourth quarter 2004 or that they will be higher than such revenue for our other quarters. Seasonality in our business makes it more difficult to prepare period to period comparisons for our business.

We may be liable or alleged to be liable to third parties for music, software, and other content that we encode, distribute, archive or make available to our customers.

     We may be liable or alleged to be liable to third parties, such as the recorded music companies and professional rights organizations, for the content that we encode, distribute, archive or make available to our customers:

•	If the performance of our services is not properly licensed by the content owners or their representatives such as the recorded music companies and professional rights organizations;

•	If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights;

•	If our customers violate the intellectual property rights of others by providing content to us or by having us perform digital media services;

•	If the manner of delivery of content is alleged to violate terms of use of third party delivery systems, such as peer-to-peer networks; or

•	If content that we encode or otherwise handle for our customers is deemed obscene, indecent, or defamatory.

     Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management’s attention which could have an adverse effect on our business, results of operations and financial condition. Our customers for encoding services generally agree to indemnify and hold us harmless from claims arising from their failure to have the right to encode the content given to us for that purpose. However, customers may contest this responsibility or not have sufficient resources to defend claims and we have limited or no insurance coverage for claims of this nature.

     Because we host, stream and webcast audio and video content on or from our website and on other websites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host. Claims of this nature have been brought, and sometimes successfully prosecuted, against content distributors. In addition, we could be exposed to liability with respect to the unauthorized encoding of content or unauthorized use of other parties’ proprietary technology, including third party delivery systems such as peer-to-peer networks. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage or any alleged liability could harm our business.

     We cannot provide assurance that third parties will not claim infringement by us with respect to past, current, or future technologies. The music industry in particular has recently been the focus of infringement claims. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all.

We cannot be certain that we will be able to protect our intellectual property, and we may be found to infringe on proprietary rights of others, which could harm our business.

     Our intellectual property is important to our business, and we seek to protect our intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in our customer, supplier and strategic relationship agreements, nondisclosure agreements with third parties, and invention assignment agreements with our employees and contractors. We cannot assure you that measures we take to protect our intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property.

     We could be subject to intellectual property infringement claims by others. For example, on September 10, 2004, we were served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, our Overpeer subsidiary, Marc Morgenstern, one of our executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by our Overpeer subsidiary infringe the patents in question. The complaint does not state a specific damage amount.

     In addition, potential customers may be deterred from distributing content over the Internet for fear of infringement claims. The music industry in particular has recently been the focus of heightened concern with respect to copyright infringement and other misappropriation claims, and the outcome of developing legal standards in that industry is expected to affect music, video and other content being distributed over the Internet. If, as a result, potential customers forego distributing traditional media content over the Internet, demand for our digital media services could be reduced which would harm our business. The music industry in the U.S. is generally regarded as extremely litigious in nature compared to other industries and we could become engaged in litigation with others in the music industry. Claims against us, and any resultant litigation, should they occur in regard to any of our digital media services, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Further, we offer our digital media services to customers in foreign countries that may offer less protection for our intellectual property than the United States. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenue, financial condition and results of operations.

We must enhance our existing digital media services and develop and introduce new services to remain competitive in that segment. Any failure to do so in a timely manner will cause our results of operations to suffer.

     The market for digital media services is characterized by rapidly changing technologies. This market characteristic is heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

•	Identify and respond to emerging technological trends in the market;

•	Enhance our services by adding innovative features that differentiate our digital media services from those of our competitors;

•	Develop, acquire and license leading technologies;

•	Bring digital media services to market and scale our business and operations on a timely basis at competitive prices; and

•	Respond effectively to new technological changes or new service announcements by others.

     We will not be competitive unless we continually introduce new services or enhancements to existing services that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and services, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services or enhancements to services may not be sufficient to recover the associated development costs.

The technology underlying our services is complex and may contain unknown defects that could harm our reputation, result in liability or decrease market acceptance of our services.

     The technology underlying our digital media services is complex and includes software that is internally developed and software licensed from third parties, including open source software. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services or enhancements until after they are sold. Furthermore, because our digital media services are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality service for our customers. Because our customers depend on us for digital media management, any interruptions could:

•	Damage our reputation;

•	Cause our customers to initiate liability suits against us;

•	Increase our service development resources;

•	Cause us to lose revenue; and

•	Delay market acceptance of our digital media services.

     We do not have product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

We provide guarantees to some of our customers under service level agreements and could be liable for service credits for failure to meet specified performance metrics.

     In connection with our content protection services and encoding services, we provide our customers with guaranteed service performance levels. If we fail to meet these guaranteed performance metrics, we could be liable for monetary credits or refunds of service fees previously paid or owed to us. We have provided certain customers with credits for performance level failures and while we endeavor to avoid the imposition of such credits, we can not be certain we will always meet our service level guarantees. Our contracts generally provide for credits of a portion of the fees otherwise payable to us for the service in the event of a service level failure. Any failure could also result in termination of service contracts and could damage our reputation and ability to attract or retain customers.

Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.

     Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Our systems and operations are susceptible to, and could be damaged or interrupted by a number of security and stability risks, including: outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, websites and network communications. A sudden and significant increase in traffic on our websites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures.

     Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on web browsers, ISPs and online service providers to provide access over the Internet to our service offerings. Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of interruptions could continue or increase in the future.

     The occurrence of any of these or similar events could damage our business, hurt our ability to distribute services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

Our services are complex and are deployed in complex environments and therefore may have errors or defects that could seriously harm our business.

     Our services are highly complex and are designed to be deployed in and across numerous large complex networks. Our digital distribution activities are managed by sophisticated software and computer systems. From time to time, we have needed to correct errors and defects. In addition, we must continually develop and update these systems over time as our business needs grow and change and these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors and defects that could cause system failures. Any system error or failure that causes interruption in availability of services or content or an increase in response time could result in a loss of potential or existing customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our services and websites could be less attractive to such entities or individuals and our business could be harmed.

Our transmission capacity is not entirely in our control, as we rely in part on transmission capacity provided by third parties. Insufficient transmission capacity could result in interruptions in our services and loss of revenue.

     Significant portions of our business are dependent on providing customers with efficient and reliable services to enable customers to broadcast content to large audiences on a live or on-demand basis. Our operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and if we are unable to obtain such capacity on terms commercially acceptable to us, our business and operating results could suffer.

We have identified material weaknesses in our internal control over financial reporting and we have received an adverse opinion on internal control over financial reporting from our independent registered public accounting firm in connection with their annual internal control attestation process.

     We have identified material weaknesses in our internal control over financial reporting as of December 31, 2004, including the following:

•	Deficiencies pertaining to insufficiently skilled personnel and a lack of human resources within our finance and accounting reporting functions.

•	Insufficient oversight of financially significant processes and systems, including deficiencies relating to monitoring and oversight of the work performed by our finance and accounting personnel.

•	Deficiencies in the design of our internal control environment reflected in either a lack of controls or ineffectively designed controls.

•	Deficiencies in our general computer controls relating to financially significant applications and business processes, including application level design and documentation deficiencies. As a result of these deficiencies and our inability to rely upon information technology general controls to perform as expected over time, we were unable to demonstrate through testing that our information technology dependent controls were operating effectively.

•	Deficiencies relating to insufficient analysis, review and documentation of the selection and application of generally accepted accounting principles, or GAAP, to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto.

•	Failure to appropriately assess and monitor the effectiveness of controls executed by third party service providers, and to adequately implement and/or maintain customer level controls related to the provision of services by third party service providers.

•	Inability to demonstrate through testing that all of our key internal controls over financial reporting were effective as of December 31, 2004.

•	Deficiencies related to entity-level controls.

     Our independent registered public accounting firm, Moss Adams LLP, has issued an adverse opinion on our internal control over financial reporting as of December 31, 2004.

     The existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in the current or any future period. Internal investment to improve our internal controls over financial reporting, third party consulting services related to our internal control over financial reporting and internal control testing and auditing has increased our general and administrative costs. We expect these increased costs to continue to be incurred throughout 2005.

Our operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates and changes in regulations that govern international transactions.

     As a result of our acquisition of OD2, we have substantial international operations, including in the United Kingdom, France, Germany and Italy. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

•	Changes in tariff regulations;

•	Political instability, war, terrorism and other political risks;

•	Foreign currency exchange rate fluctuations;

•	Establishing and maintaining relationships with local distributors and dealers;

•	Lengthy accounts receivable payment cycles;

•	Import and export licensing requirements;

•	Compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	Greater difficulty in safeguarding intellectual property than in the U.S.;

•	Challenges caused by distance, language and cultural differences;

•	Potentially adverse tax consequences;

•	Difficulty in staffing and managing geographically diverse operations; and

•	Higher costs associated with doing business internationally.

     These and other risks may preclude or curtail international sales or increase the relative price of our services compared to those of local competitors in other countries, reducing the demand for our services.

We are subject to exchange rate risk in connection with approximately £1.6 million (approximately $3.0 million based on exchange rates as of March 31, 2005) that is payable in cash to former OD2 shareholders in July 2005, and in connection with our international operations.

     We are obligated to pay approximately £1.6 million (approximately $3.0 million based on exchange rates as of March 31, 2005) in cash in July 2005 to former OD2 shareholders. The payments are payable in British pounds, and accordingly, we are exposed to risks with changes in the prevailing exchange rate. We may hedge this risk. If we do not hedge against exchange rate risk, any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration we must pay to the former OD2 shareholders.

     In addition, the results of operations of OD2 are exposed to foreign exchange rate fluctuations as the financial results of this subsidiary are translated from the local currency to U.S. dollars upon consolidation. Because of the significance of the operations of OD2 to our consolidated operations, as exchange rates vary, net sales and other operating results, when translated, may differ materially from our prior performance and our expectations. In addition, because of the significance of our overseas operations, we could also be significantly affected by weak economic conditions in foreign markets that could reduce demand for our services and further negatively impact results of operations in a material and adverse manner. As a result of these market risks, the price of our stock could decline significantly and rapidly.

     We may in the future engage in hedging activities. As foreign currency exchange rates vary, the fluctuations in revenue and expenses may materially impact the financial statements upon consolidation. A weaker U.S. dollar would result in an increase to revenue and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenue and expenses upon consolidation.

Our business and operations may be especially subject to the risks of earthquakes and other natural catastrophes in the Pacific

Northwest.

     Our U.S. computer and communications infrastructure is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We do not have fully redundant systems, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

Risks Related to Our Industry

Digital media distribution services in general are new and rapidly evolving and may not prove to be viable business models.

     Digital media distribution services are a relatively new business model for delivering digital media over electronic mediums, including the Internet. It is too early to predict whether consumers will accept online music services in significant numbers and accordingly whether the services will be financially viable. If digital media distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

We must provide digital rights management solutions that are acceptable to both content providers and consumers.

     We must also provide digital rights management solutions and other security mechanisms in order to address concerns of content providers and artists, and we cannot be certain that we can develop, license or acquire such solutions, or that content licensors or consumers will accept them. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. No assurance can be given that such solutions will be available to us upon reasonable terms, if at all. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.

The industries we serve are a focus of attempts at means to improperly access and share content and avoid digital rights management and anti-piracy technologies.

     We employ content protection and anti-piracy technologies and systems that are state of the art in the industry. However, the digital content businesses we serve are a focus of escalating attempts by third parties to circumvent these technologies and systems in an apparent effort to illegally use and share digital content, such as digital music, video, films and commercial software programs. To the extent third parties are successful in avoiding our content protection technologies and systems and if it is not feasible for us to modify or enhance our technologies and systems to avoid that result, our business, result of operations and reputation could be harmed.

Our industry is experiencing consolidation that may intensify competition.

     The Internet and digital media services industries are undergoing substantial change that has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have failed or are being acquired by larger entities. As a result, we are increasingly competing with larger competitors which have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	Competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services;

•	Competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in certain formats, thus impairing our content selection and our ability to attract customers;

•	Suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

•	A competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services; and

•	Other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content; or which could significantly change the market for our services.

     Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.

Our business could be harmed by a lack of availability of popular content.

     Our digital media services business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of hit titles. We depend upon the music content providers to continue to produce hits. To the extent that new hits are not available, or not available at prices attractive to consumers, our sales and margins may be adversely affected.

The growth of our business depends on the increased use of the Internet and wireless networks for communications, electronic commerce and advertising.

     The growth of our business depends on the continued growth of the Internet and wireless networks as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if such usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce. Our success also depends on the efforts of third parties to develop the infrastructure and complementary services necessary to maintain and expand the Internet and wireless networks as viable commercial channels, and identifying additional viable revenue models for digital media-based businesses. We believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service, and necessary increases in bandwidth availability and access on an affordable basis, remain largely unresolved and may affect the amount and type of business that is conducted over such mediums, and may adversely affect our ability to sell our services and ultimately impact our business results and prospects.

     If usage of the Internet and wireless networks grows, the respective infrastructure may not be able to support the demands placed on them by such growth, specifically the demands of delivering high-quality media content. As a result, the performance and reliability of such mediums may decline. In addition, the Internet and wireless networks have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the relevant network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, overall usage, as well as the usage of our services could grow more slowly or decline.

If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance, and our business may be harmed.

     We believe that increased Internet use and especially the increased use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance and our business and prospects could be harmed. Congestion over the Internet and data loss may interrupt audio and video streams, resulting in unsatisfying user experiences. The success of digital media distribution over the Internet depends on the continued rollout of broadband access to consumers on an affordable basis. To date, we believe that broadband technologies have been adopted at a slower rate than expected, which we believe has delayed broader-based adoption of the Internet as a media distribution medium. Our business and prospects may be harmed if the rate of adoption does not increase.

More consumers are utilizing non-PC devices to access digital content, and we may not be successful in developing versions of our services that will gain widespread adoption by users of such devices.

     In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as portable digital audio players, personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, may increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but these devices are in an early stage of development and business models are new and unproven. If we are unable to offer our services on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services or our costs may increase significantly. Our digital music store service is not compatible with the iPod music player, the current digital audio player market leader.

Government regulation could adversely affect our business prospects.

     Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our services. Many laws and regulations, however, are pending and may be adopted in the United States, European countries, and other countries, and in states, provinces and local jurisdictions, with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional distribution costs for us in order to comply with such regulation.

     There is uncertainty regarding how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree such agreements favor or disfavor Internet distribution or our business models. Changes to or the interpretation of these laws and the entry into such industry agreements could:

•	Limit the growth of the Internet;

•	Create uncertainty in the marketplace that could reduce demand for our services;

•	Increase our cost of doing business;

•	Expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on our Websites or distributed or accessed through our services, with our provision of services, and with the features or performance of our services and Websites;

•	Lead to increased development costs or otherwise harm our business; or

•	Decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

     The Digital Millennium Copyright Act, or DMCA, includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which are determined by arbitration proceedings, known as CARP proceedings, supervised by the U.S. Copyright Office. Past CARP proceedings have resulted in proposed rates for statutory webcasting that were significantly in excess of rates requested by webcasters. CARP proceedings relating to music subscription and non-subscription services offering music programming that qualify for various licenses under U.S. copyright law are pending. With the enactment of the Copyright Royalty and Distribution Reform Act of 2004 on November 30, 2004, the CARP system that had been part of the U.S. Copyright Office since 1993 is being phased out. The Act replaced CARP with a system of three Copyright Royalty Judges, who will determine rates and terms for the copyright statutory licenses and make determinations on distribution of statutory license royalties collected by the U.S. Copyright Office. We cannot predict the outcome of continuing CARP proceedings or any proceedings before the Copyright Royalty Judges and may elect instead to directly license music content for our subscription and/or non-subscription services, either alone or in concert with other affected companies.

     Such licenses may apply only to music performed in the United States, and the availability of corresponding licenses for international performances is unclear. Therefore, our ability to find rights holders and negotiate appropriate licenses is uncertain. Many of our customers may be affected by these rates, which may negatively affect our revenue. Several CARP proceedings are pending for subscription music services and services that deliver digital downloads of music, and the outcome of these CARPs or any proceedings before the Copyright Royalty Judges will also likely affect our business in ways that we cannot predict. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers. We anticipate future proceedings before Copyright Royalty Judges relating to music subscription delivery services, which may also adversely affect the online distribution of music.

     The Child Online Privacy Protection Act imposes liability on persons collecting personal information from children under the age of 13. The Child Online Protection Act imposes civil and criminal penalties on persons distributing material harmful to minors over the Internet to persons under the age of 17. The manner in which these Acts may be interpreted and enforced cannot be fully determined. For example, while the Supreme Court recently upheld an injunction of the enforcement of the Child Online Protection Act because it likely violates the First Amendment of the U.S. Constitution, it is possible that the courts will ultimately find the act enforceable. If the Child Online Protection Act is ultimately found to be unenforceable it is possible that Congress would enact new legislation aimed at preventing the distribution of materials that might be harmful to minors. If it is determined that we fail to conform to any such law we could face fines or civil penalties.

     There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our services.

     Many of our services leverage interactive applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our services send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our services, subject us to litigation and harm our business.

Risks Related to Our Common Stock

Our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

     We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Raising funds through the issuance of equity securities will dilute the ownership of our existing stockholders. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to the market price of our common stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

Some provisions of our amended and restated certificate of incorporation and amended bylaws and of Delaware law may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

     Some of the provisions of our amended and restated certificate of incorporation and amended bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

     For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids.

     In addition, our amended and restated certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

     Our amended bylaws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures.

     Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

Securities analysts may not continue to cover our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.

     There is no guarantee that securities analysts will continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about our business or us. If one or more of the analysts who cover us downgrades our stock, our stock price may decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003, may lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.

Market fluctuations and volatility could cause the trading price of our common stock to decline and limit our ability to raise capital.

     Our common stock trades on the Nasdaq SmallCap Market. Our common stock has experienced extreme price and volume fluctuations to date. To illustrate, since January 1, 2003, the highest closing sales price for our common stock was $3.02, while the lowest closing sales price was $0.18. In the future, the market price and trading volume of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	Our anticipated or actual operating results;

•	Developments concerning our technologies and market offerings;

•	Technological innovations or setbacks by us or our competitors;

•	Conditions in the digital media and Internet markets;

•	Announcements of merger or acquisition transactions; and

•	Other events or factors and general economic and market conditions.

     In the past, securities class action litigation has been brought against companies that experienced volatility in the trading price of their securities. Market fluctuations in the price of our common stock could also adversely affect our ability to sell equity securities at a price we deem appropriate.

Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.

     If a large number of shares of our common stock are sold in the open market, or if there is a perception that such sales could occur, the trading price of our common stock could decline materially. In addition, the sale of these shares, or possibility of such sale, could impair our ability to raise capital through the sale of additional shares of common stock.

     As of April 30, 2005, we had on file with the SEC an effective registration statement for a total of approximately 47.0 million shares, including approximately 5.9 million shares issuable upon exercise of outstanding warrants, for resale by selling stockholders representing approximately 42% of our common stock then outstanding.

     Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

If our stock price trades below $1.00 per share for an extended period of time we may be delisted from the Nasdaq SmallCap Market.

     In September and October 2004 and in May 2005, our common stock traded at prices below $1.00 per share. If our stock price trades below $1.00 per share for an extended period, it may be delisted from the Nasdaq SmallCap Market, which would have an adverse effect on our business and on the trading of our common stock. In order to maintain compliance with Nasdaq SmallCap listing standards, we may consider several strategies. For example, at our 2005 annual meeting, we will submit to a stockholder vote a proposal to approve a potential reverse stock split. We cannot predict what effect a reverse stock split would have on the market price of our common stock or our ability to maintain compliance with the listing standards of the Nasdaq SmallCap market. If a delisting of our common stock were to occur, our common stock would trade on the OTC Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. Such alternatives are generally considered to be less efficient markets, and our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.

Recently enacted and proposed changes in securities laws and regulations have increased and will continue to increase our costs.

     The Sarbanes-Oxley Act of 2002 along with other recent and proposed rules from the SEC and Nasdaq have required changes in our corporate governance, public disclosure and compliance practices. Many of these new requirements have increased and will continue to increase our legal and financial compliance costs, and make some corporate actions more difficult. These developments could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

The large number of holders and lack of concentration of ownership of our common stock may make it difficult for us to reach a quorum or obtain an affirmative vote of our stockholders at future stockholder meetings.

     Our stock is held in a large number of individual accounts with no one registered holder or group of registered holders individually accounting for more than 6% of our outstanding common stock. As a result, it may be difficult for us to reach a quorum or obtain an affirmative vote of a majority of our stockholders where either of those thresholds are measured based on the total number of shares of our common stock outstanding. Difficulty in obtaining a stockholder vote could impact our ability to complete any strategic transaction requiring stockholder approval or effect basic corporate governance changes, such as an increase in the authorized number of shares of our common stock.

As a result of accounting regulations which will become applicable to us on January 1, 2006 requiring companies to expense stock options, our expenses will increase and our stock price may decline.

     A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has adopted rule changes with an effective date beginning January 1, 2006 requiring expensing of stock options. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. This change in accounting standards will require us to expense stock options, and as a result our reported expenses may increase significantly.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

     We are exposed to the impact of interest rate changes and foreign currency exchange risk.

     Interest Rate Risk. We typically invest our excess cash in high quality corporate and municipal debt instruments. As a result, our related investment portfolio is exposed to the impact of short-term changes in interest rates. Investments in both fixed rate and floating rate interest earning instruments carries a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As a result, changes in interest rates may cause us to suffer losses in principal if forced to sell securities that have declined in market value or may cause our future investment income to fall short of expectations. Our investment portfolio is designated as available-for-sale, and accordingly is presented at fair value in the consolidated balance sheet.

     We protect and preserve our invested funds with investment policies and procedures that limit default, market and reinvestment risk. We have not utilized derivative financial instruments in our investment portfolio.

     During the quarter ended March 31, 2005, the impact of changes in interest rates on the fair market value of our cash and cash equivalents and marketable securities caused an insignificant change in our net loss. Based on our invested cash and cash equivalents, marketable securities and restricted cash balances of approximately $34.8 million at March 31, 2005, a one percent change in interest rates would cause a change in interest income of approximately $348,000 per year. Due to the investment grade level of our investments, we anticipate no material market risk exposure. In addition, our term loan is based on the prime rate. Based on the $1.8 million balance outstanding at March 31, 2005, a one percent increase in the prime rate would increase our interest expense by $18,000 per year. We believe that the impact on the fair market value of our securities and on our operating results for 2005 from a hypothetical 1% increase or decrease in interest rates would not be material.

     Foreign Currency Exchange Risk. We develop services in the United States and the United Kingdom and sell them in North America and throughout Europe, and to a much lesser degree, in Australia and Africa. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Our foreign subsidiaries’ expenses are incurred in their local currency, principally British Pounds (£) or Euros (€). As exchange rates vary, their expenses, when translated, may vary from expectations and adversely impact overall expected results.

     As foreign currency exchange rates vary, the fluctuations in revenue and expenses may materially impact the financial statements upon consolidation. A weaker U.S. dollar would result in an increase to revenue and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenue and expenses upon consolidation.

     At March 31, 2005, we were obligated to pay approximately £1.6 million (approximately $3.0 million based on exchange rates as of March 31, 2005), in cash in July 2005. We believe that the impact on the amount we have accrued with respect to our restructured payment obligation and on our operating results for 2005 if the U.S. dollar uniformly increases or decreases in strength by 1% relative to British pound would not be material.

     During the quarter ended March 31, 2005, we recorded a net foreign exchange transaction gain of approximately $207,000. Our operating results were not significantly affected by exchange rate fluctuations during the quarter ended March 31, 2004. In addition, the results of operations of OD2 are exposed to foreign exchange rate fluctuations as the financial results of this subsidiary are translated from the local currency to U.S. dollars upon consolidation. Because of the significance of the operations of OD2 to our consolidated operations, as exchange rates vary, net sales and other operating results, when translated, may differ materially from our prior performance and our expectations. In addition, because of the significance of our overseas operations, we could also be significantly affected by weak economic conditions in foreign markets that could reduce demand for our services and further negatively impact the results of our operations in a material and adverse manner. As a result of these market risks, the price of our stock could decline significantly and rapidly.

Item 4. Controls and Procedures.

     Our principal executive and principal financial officers, after evaluating the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2005, have concluded that, based on such evaluation, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting and management’s assessment and our independent registered public accounting firm’s conclusion that our internal control over financial reporting was ineffective as of December 31, 2004. On March 31, 2005, Moss Adams LLP issued its report on management’s assessment of Loudeye’s internal control over financial reporting which appears in Loudeye’s 2004 Annual Report on Form 10-K.

     Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting for Loudeye.

     For the year ended December 31, 2004, management’s assessment of our internal control over financial reporting was limited to our operations excluding Overpeer and OD2 since we were permitted to exclude subsidiaries which we acquired during fiscal year 2004 from our internal control assessment at that date pursuant to the guidance from the Division of Corporation Finance and Office of the Chief Accountant of the Commission contained in the release captioned Frequently Asked Questions (revised October 6, 2004) regarding Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Overpeer and OD2 represented 12% of Loudeye’s total consolidated assets as of December 31, 2004, and 49% of total consolidated revenue for the year ended December 31, 2004. Overpeer and OD2 were included in management’s evaluation of our disclosure controls and procedures as of March 31, 2005.

     We first reported material weaknesses in our internal control over financial reporting in August 2004. We have included in the disclosure below all material weaknesses we have identified to date. We have listed below the nature of the material weaknesses we have identified, the steps we are taking to remediate these material weaknesses (both as of December 31, 2004 and as of March 31, 2005) and when we expect to have designed controls that, if operating effectively, management believes will be sufficient to remediate the material weaknesses identified below. Although Loudeye continues to take steps to remediate its identified material weaknesses, in accordance with current SEC and PCAOB guidance, management does not believe that it will be able to fully demonstrate that such material weaknesses have been fully remediated until Loudeye and its independent registered public accountants conduct their fiscal year-end processes and assessment of Loudeye’s internal control over financial reporting in connection with the December 31, 2005 annual measurement date.

     Management and our audit committee have assigned a high priority to the short- and long-term improvement of our disclosure controls and procedures and internal control over financial reporting.

     Deficiencies pertaining to insufficiently skilled personnel and a lack of human resources within our finance and accounting reporting functions. We first identified this material weakness in August 2004. During 2004 we experienced complete turnover of the personnel in our finance and accounting department. The lack of appropriately skilled personnel could result in material misstatements to financial statements not being detected in a timely manner.

•	Remediation as of December 31, 2004. During the fourth quarter of 2004, we filled four of five (two with temporary personnel) then existing positions within our accounting and finance department and created and filled three new positions in our accounting and finance departments. As a result, our accounting and finance staff consists of significantly more personnel with more accounting experience than was the case during the second and third quarters of 2004. However, as all planned personnel were not hired as of December 31, 2004, our remediation efforts were not complete as of the December 31, 2004 measurement date. Although our Overpeer and OD2 subsidiaries were outside the scope of our assessment of our internal control over financial reporting as of December 31, 2004, we have already identified a potential need to hire additional qualified personnel for our finance and accounting function at OD2.

•	Remediation as of March 31, 2005. During the first quarter 2005, we hired two permanent employees to replace the temporary personnel and filled the fifth existing position. In addition, during the first quarter 2005, we created and filled a new position in our accounting and finance department at OD2 with temporary personnel.

•	Timing. With the completion of our hiring efforts during the first quarter of 2005, we believe as of the date of this report that we have remediated this material weakness at Loudeye.

     Insufficient oversight of financially significant processes and systems, including deficiencies relating to monitoring and oversight of the work performed by our finance and accounting personnel. We first identified this material weakness in August 2004. Due primarily to the lack of human resources in our accounting and finance department during most of 2004, we noted deficiencies related to insufficient review and approval and documentation of the review and approval of the work being performed by employees within our accounting and finance department relating to the following matters:

•	All journal entries.

•	Periodic reconciliations of sub ledgers, balance sheet and income statement accounts.

•	Payroll and employee benefit related processing and accounting.

•	Royalty related tracking, reporting and accounting.

•	Processes related to the invoicing of customers and the processing of credits to customers.

•	Processes related to the purchasing of and the payment for goods and services received.

•	Accrual of expenses.

•	Documents supporting the monthly, quarterly and annual consolidation and general ledger closing process.

•	Periodic financial reporting.

     As a result, Loudeye did not have sufficient internal control over financial reporting to ensure underlying transactions are being appropriately and timely accounted for, which could lead to material misstatements in the financial statements not being detected in a timely manner.

•	Remediation as of December 31, 2004. In the fourth quarter 2004, we began to implement new controls and procedures designed to ensure proper oversight of work performed by employees in our accounting and finance functions. As of December 31, 2004, these efforts were not complete or sufficiently integrated into our existing control environment.

•	Remediation as of March 31, 2005. In the first quarter 2005, our remediation efforts have continued, aided by the additional staff we have hired within our accounting and finance department. For example, we have established new reconciliation, review and documentation requirements for finance and accounting employees to ensure that:

•	Journal entries, including the appropriate supporting documentation, are reviewed, approved and documented prior to being posted to the general ledger.

•	Sub ledgers, balance sheet and income statement accounts are periodically reconciled, including the clearing of any reconciling items, and reviewed and approved in a timely manner.

•	Payroll and employee benefit calculations, payments and related journal entries are reviewed, approved and documented prior to posting in the general ledger.

•	Royalty related tracking, reporting and accounting is reviewed, approved and documented in a timely manner.

•	System generated reports, invoicing support, and credit requests are reviewed, approved and documented prior to posting to the general ledger.

•	Invoices received for goods and services are properly approved and invoice coding is reviewed, approved and documented prior to posting to the general ledger.

•	Open purchase orders are periodically reviewed, investigated as necessary and documented. Support and the basis for accruals of amounts in the general ledger is reviewed, approved and documented prior to posting to the general ledger.

•	Documents supporting the monthly, quarterly and annual consolidation and general ledger closing process are reviewed, approved and documented as part of the periodic closing process. Income statement and balance sheet accounts are reviewed approved and documented monthly using actual to budget and/or actual to prior period actual comparisons.

•	Supporting working papers and documentation for financial data included in all financial reports are reviewed, approved and documented. Final signed copies of SEC filings are retained.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second and third quarters of 2005.

     Deficiencies pertaining to the lack of controls or ineffectively designed controls. We noted that there are an insufficient number of effectively designed controls or there are ineffectively designed controls to ensure that:

•	All revenue transactions occurred, are accurately calculated in accordance with the terms of the applicable contract, are processed properly and are accurately reflected in the proper period in the general ledger.

•	All royalty transactions occurred, are accurately calculated in accordance with the terms of the applicable contract, are processed properly and are accurately reflected in the proper period in the general ledger.

•	All revenue transactions are properly authorized before entry into the general ledger.

As a result, adjustments to our revenue and royalty accounts and financial statements could occur.

•	Remediation as of December 31, 2004. We did not complete any significant remediation efforts with respect to this material weakness during the year ended December 31, 2004.

•	Remediation as of March 31, 2005. Beginning in March 2005, we focused our remediation efforts with respect to these deficiencies on designing automated systems for tracking, reporting and recording revenue generating transactions and associated royalty obligations.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second and third quarters of 2005.

     Deficiencies in our general computer controls relating to financially significant applications and business processes, including application level design and documentation deficiencies. As a result of these deficiencies, we were unable to rely upon general computer controls to perform as expected over time and we were unable to demonstrate through testing that our internal controls that depend upon general computer controls were operating effectively.

We identified design deficiencies in our general computer controls including:

•	Insufficient approval and testing processes for internally developed software integrated into financially significant business processes.

•	Insufficient password management and unauthorized sharing of passwords.

•	Insufficient physical access controls that could allow unauthorized access to our general computer controls.

We also identified deficiencies relating to documentation of our general computer controls including:

•	Insufficient formal documentation of the approval and testing process of internally developed software integrated into financially significant business processes and changes to those programs.

•	Insufficient formal documentation to support system usage and maintenance.

•	Insufficient formal documentation to support the design effectiveness of financially significant general computer controls, such as the controls surrounding the capturing and reporting of data from our music sample service or our encoding services.

Examples of the control objectives with respect to which we were not able to demonstrate that our existing control activities were operating effectively as a result of deficiencies in our information technology general controls include:

•	The proper capture, input, validation and processing of all data related to customer invoicing and revenue recognition.

•	The proper capture, input, validation and processing of all data related to the calculation, tracking, reporting and recording of royalties.

•	The proper processing of data related to fixed asset additions and deletions and the calculation of periodic depreciation expense.

As a result, errors in our financial statements that have not been prevented or detected by our information technology and general computer controls could occur.

•	Remediation as of December 31, 2004. As of December 31, 2004, our remediation efforts were not complete. In the fourth quarter 2004, we began to document controls and procedures designed to ensure proper oversight of work performed by employees in our information technology operations and program and development functions. We began work to ensure that:

•	A software development lifecycle (SDLC) methodology is documented and controls relevant to testing and approvals are implemented as designed.

•	A “change management” process is documented and controls relating to approvals are implemented as designed.

•	Controls are implemented for managing security and physical access to systems, data, and applications that support financial reporting.

•	Access policy and controls include a periodic review by management of access privileges.

•	Transaction flows for applications that capture and report financial data are properly documented.

•	Remediation as of March 31, 2005. During the first quarter of 2005 we continued to document controls and procedures designed to ensure proper oversight of work performed by employees in our information technology operations and program and development functions.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second quarter and third quarters of 2005.

     Deficiencies relating to insufficient analysis, documentation and review of the selection and application of generally accepted accounting principles, or GAAP, to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto. We first identified this material weakness as it relates to significant non-routine transactions in August 2004 in connection with completing our quarterly report on Form 10-Q for the quarter ended June 30, 2004 and the accounting treatment relating to our acquisition of OD2.

In addition, during the preparation of our financial statements for the year ended December 31, 2004, we made revisions of classification with regard to expenses incurred during the years ended December 31, 2003 and 2002. Such revisions of classification had no impact on net loss, stockholders’ equity or cash flows as previously reported. These revisions of classification are consistent with this material weakness and related to the following:

•	Regent Fees. We revised our classification of $878,000 relating to service fees paid to Regent Pacific Management Corporation during the year ended December 31, 2003, from special charges — other to general and administrative expense in the current presentation as we determined that these expenses were not restructuring charges in accordance with FAS 146 and were more appropriately classified as general and administrative expense.

•	Amortization of Intangible Assets. We revised our classification of amortization of acquired technology and capitalized software costs totaling approximately $269,000 in 2003 and $1.3 million in 2002 from operating expenses — amortization of intangibles to cost of revenue in the current presentation as we determined that these expenses were more appropriately classified as cost of revenue in accordance with FAS 86 and related accounting literature.

•	Impairment of Intangible Assets. We revised our classification of impairment charges related to acquired technology and capitalized software costs totaling approximately $601,000 in 2003 and $694,000 in 2002 from operating expenses — special charges — other to cost of revenue in the current presentation as we determined that these charges were more appropriately classified as cost of revenue in accordance with FAS 86 and related accounting literature.

As a result, Loudeye did not have sufficient internal control over financial reporting to ensure that underlying non-routine transactions are appropriately and timely accounted for in the general ledger.

•	Remediation as of December 31, 2004. During the fourth quarter 2004, we filled four of five (two with temporary personnel) then existing positions within our accounting and finance department and created and filled three new positions in our accounting and finance departments. However, because we had not filled all of the vacancies in our accounting and finance department as of December 31, 2004, our remediation efforts with respect to this material weakness were not complete as of the December 31, 2004 measurement date.

•	Remediation as of March 31, 2005. During the first quarter 2005, we hired two permanent employees to replace the temporary personnel and filled the fifth position. As a result, our accounting and finance staff consists of significantly more personnel with more accounting experience than was the case during the second and third quarters of 2004. We have also implemented processes by which the classification of expenses, significant revenue related and non-routine transactions are reviewed for application of GAAP by accounting and finance personnel with appropriate subject matter expertise, by members of senior management, and, where appropriate by our audit committee or our board of directors.

•	Timing. We completed our hiring efforts during the first quarter 2005. We will continue to monitor our remediation efforts with respect to this material weakness and anticipate completing our remediation efforts during the second quarter of 2005.

     Failure to appropriately assess and monitor the effectiveness of controls executed by third party service providers, and to adequately implement and/or maintain customer level controls related to the provision of services by third party service providers. We identified design deficiencies in our customer level controls including:

•	Failure to provide timely written notification to third party service providers of changes in Loudeye authorized personnel that result from Loudeye employee terminations.

•	Insufficient review and approval, and insufficient documentation of review and approval, of input reports prior to their submission to the service provider and of output reports received from service providers.

     As a result, the information and reports from third-party service providers received and utilized by us may contain errors.

•	Remediation as of December 31, 2004. In the fourth quarter 2004, we began to implement new controls and procedures designed to ensure proper oversight of work performed by employees in our accounting and finance functions. As of December 31, 2004, these efforts were not complete.

•	Remediation as of March 31, 2005. In the first quarter 2005, our remediation efforts have continued, aided by the additional staff we have hired within our accounting and finance department. For example, we have established new reconciliation, review and documentation requirements for finance and accounting employees to ensure that, among other things, payroll and benefit related reports are reviewed and approved prior to submission to the third party provider and that output reports received from the service provider are also reviewed and approved. Additionally, we put controls in place to ensure we provide timely written notification to third party service providers of changes in authorized Loudeye personnel.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second and third quarters of 2005.

     Inadequate entity-level controls. As of December 31, 2004, we did not have effective entity level controls with respect to our overall control environment and monitoring efforts as defined in the COSO framework. The pervasive nature of the material weaknesses in our internal control over financial reporting in itself constitutes a material weakness. We failed to systematically communicate company-wide policies and procedures and to uniformly and consistently communicate the importance of controls. We also had failed to implement processes to ensure periodic monitoring of our internal control activities. As a result, management concluded that there are deficiencies in the design and execution of our entity-level controls that constitute a material weakness in our internal control over financial reporting and errors in our financial statements that have not been prevented by our entity level controls could occur.

•	Remediation as of December 31, 2004. In the fourth quarter 2004, we began to implement new controls and procedures designed to ensure that company-wide policies and procedures are systematically communicated and that documentation evidencing employees’ receipt thereof is retained. As of December 31, 2004, these efforts were not complete.

•	Remediation as of March 31, 2005. We are continuing to remediate these deficiencies. In the first quarter 2005, we also began developing an ongoing monitoring system to facilitate continuous monitoring of our internal control over financial reporting.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second and third quarters of 2005.

     Inability to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004. We were unable to demonstrate through testing the effectiveness of our remediation efforts with respect to the material weaknesses described above. Our processes with respect to quarterly and annual controls, such as our control processes relating to general ledger close procedures and periodic financial reporting, were not fully implemented until the fourth quarter 2004.

•	Remediation as of December 31, 2004. Although we believe these processes were designed effectively as of December 31, 2004, there was an insufficient sample base to enable us to demonstrate through testing that these controls were operating effectively as of December 31, 2004.

•	Remediation as of March 31, 2005. We have dedicated significant internal and external resources to our remediation efforts with respect to material weaknesses in our internal control over financial reporting as noted above. We expect to have a sufficient sampling base to enable us to test the effectiveness of our remediation efforts at future measurement dates and testing periods for our internal control over financial reporting.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the third quarter 2005.

     The steps described above, including the hiring of additional qualified accounting and finance personnel, are designed to ensure that management’s evaluation of our disclosure controls and procedures and internal control over financial reporting is thorough and complete and that a timely and appropriate remediation plan is implemented. Our audit committee is overseeing management’s assessment and its implementation of a remediation plan and is prepared to take additional measures, where necessary, to ensure that management has the required resources in place to address known and not yet identified material weaknesses, significant control deficiencies and other control deficiencies. The effectiveness of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review, as well as audit committee oversight, and we may make additional changes to our disclosure controls and procedures and internal control over financial reporting and related procedures. Although we have undertaken the foregoing initiatives, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our disclosure controls and procedures and internal control over financial reporting that have not previously been identified.

     Management estimates that we will incur additional costs in connection with our remediation efforts including outside advisor fees and incremental personnel costs. Management estimates that these costs will aggregate approximately $1 million for the fiscal year ended December 31, 2005.

     Except as disclosed above regarding remediation efforts we conducted in the first quarter 2005 with respect to the material weaknesses and deficiencies that we have identified, there were not any changes in our internal control over financial reporting, during the quarter ended March 31, 2005, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION.

Item 1. Legal Proceedings.

     See Note 7 to the unaudited condensed consolidated financial statements for information concerning legal proceedings.

     We become involved from time to time in various other claims and lawsuits incidental to the ordinary course of our operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. We believe that it is likely that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon our business or financial condition, results of operations, or cash flows.

Item 6. Exhibits.

Exhibits required by Item 601 of Regulation S-K:

Exhibit No.	Description
2.1(1)	Agreement to Amend Certain Terms of the Acquisition of On Demand Distribution Limited.

2.2(1)	Agreement to Amend Certain Terms of the Deed Poll of Warranty and Indemnity.

10.1(2)	Amended and Restated Loan and Security Agreement between Loudeye Corp. and Silicon Valley Bank dated March 30, 2005.

10.2(3)	Amended and Restated Employment Agreement dated as of January 31, 2005, between Loudeye Corp. and Michael Brochu.

10.3(4)	Employment Agreement dated as of March 7, 2005, between Loudeye Corp. and Lawrence J. Madden.

10.4(4)	Employment Agreement dated as of March 7, 2005, between Loudeye Corp. and Ronald M. Stevens.

10.5(5)	Resignation and Release Agreement dated January 31, 2005, between Loudeye Corp. and Jeffrey M. Cavins.

31.1(6)	Certification of Michael A. Brochu, President and Chief Executive Officer of Loudeye Corp., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2(6)	Certification of Ronald M. Stevens, Chief Financial Officer and Chief Operating Officers of Loudeye Corp., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1(6)	Certification of Michael A. Brochu, President and Chief Executive Officer of Loudeye Corp., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2(6)	Certification of Ronald M. Stevens, Chief Financial Officer and Chief Operating Officer of Loudeye Corp., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to Loudeye Corp.’s Form 8-K filed on February 28, 2005.

(2)	Incorporated by reference to Loudeye Corp.’s Form 8-K filed on April 11, 2005.

(3)	Incorporated by reference to Loudeye Corp.’s Form 10-K filed March 31, 2005.

(4)	Incorporated by reference to Loudeye Corp.’s Form 8-K filed on March 7, 2005.

(5)	Incorporated by reference to Loudeye Corp.’s Form 8-K filed on February 1, 2005.

(6)	Incorporated by reference to Loudeye Corp.’s Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-Q to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, May 10, 2005.

LOUDEYE CORP.

BY:	/s/ MICHAEL A. BROCHU

Michael A. Brochu
President and Chief Executive Officer (Principal Executive Officer)

BY:	/s/ RONALD M. STEVENS

Ronald M. Stevens
Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)